Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TriAgenics, Inc.
525 SW Umatilla Ave, Suite 102
Redmond, OR 97756
https://triagenics.com/

Up to $4,999,998.00 in Series A-3 Preferred Stock at $3.00
Minimum Target Amount: $9,999.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TriAgenics, Inc.
Address: 525 SW Umatilla Ave, Suite 102, Redmond, OR 97756
State of Incorporation: DE
Date Incorporated: January 15, 2013

Terms:

Equity

Offering Minimum: $9,999.08 | 3,333 shares of Series A-3 Preferred Stock
Offering Maximum: $4,999,998.00 | 1,666,666 shares of Series A-3 Preferred Stock
Type of Security Offered: Series A-3 Preferred Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds - Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus - Invest $1,000 within the first two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1 - Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2 - Invest $100,000+ and receive 10% Bonus Shares.

Loyalty Bonus:

Existing shareholders of TriAgenics who have expressed interest in making an additional investment in this round and authorized TriAgenics to give their contact information to StartEngine will receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Venture Club Bonus

TriAgenics, Inc. will offer 10% additional bonus shares for all investments committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-3 Preferred Stock at $3.00 / share, you will receive 110 Series A-3 Preferred Stock shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time-based and amount-based bonuses. Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

TriAgenics, Inc. ("TriAgenics" of the "Company") is a pre-revenue company that is working to provide a safe, effective, and simple way for dental professionals to prevent the broad array of diseases, extensive damage, and lifelong hazards caused by wisdom teeth. TriAgenics has developed a minimally invasive dental procedure designed for children ages 6-12 in order to prevent wisdom teeth from ever forming. The procedure is called Zero3 TBA or 3TBA (for 3rd molar Tooth Bud Ablation).

There are no stitches, and the procedure is expected to have no significant recovery time or significant complications, which means no painful infections or dry sockets that can follow wisdom teeth extractions. The best part of 3TBA is that patients are expected to have dramatically improved lifelong outcomes compared to the traditional practice of allowing these troublesome teeth to form and then having them removed later in life.

Business Model

Provided that 3TBA receives clearance from the U.S. Food and Drug Administration (the "FDA"), TriAgenics' proposed business model is analogous to how Align Technology fabricates and sells its Invisalign clear braces. Licensed dentists will send TriAgenics patient x-rays, an impression of their patient's teeth, and a prescription for 3TBA treatment. TriAgenics will then fabricate patient-specific 3TBA guides and sell them to the prescribing dentist for an estimated $350 per tooth bud treated. The dentist will use the custom guides to deliver the 3TBA treatment for each tooth bud, instead of waiting for these teeth to form and cause problems later.

3TBA Procedure

Below is a description of the steps involved in the 3TBA procedure, based on the animal studies performed by the Company:

To start the procedure, a patient will be given a local anesthetic, similar to what the patient would experience in having a one-surface dental filling. Once the patient is numb, the custom 3TBA guide will be placed on the patient's teeth. Next, the 3TBA micro-ablation probe will be inserted in the guide and create a small puncture in the tooth bud tissue. A 60- to 90-second micro-ablation cycle will then be activated for each tooth bud treated. The ablation process will gently warm each tooth bud from the center outwards in a controlled fashion to block wisdom tooth formation. The Company estimates that from start to finish, 3TBA treatment of 4 wisdom tooth buds will take approximately 30 minutes. By comparison, the surgical removal of 4 wisdom teeth requires IV sedation, typically takes 1 hour, and can take longer if the teeth are in a difficult position or there are unexpected complications.

Corporate Structure

The Company was initially formed as TriAgenics, LLC, an Oregon limited liability company, on 1/15/2013 and converted to a Delaware corporation on 9/22/2017.

Intellectual Property ("IP"):

TriAgenics has 15 issued U.S. patents and 6 pending U.S. nonprovisional patent applications directed at therapeutic bud ablation. It also has 1 issued U.S. patent and 2 pending nonprovisional patent applications that claim benefit/priority to 2 earlier U.S. provisional patent applications directed at an ablation probe system. In addition, TriAgenics has 18 issued foreign patents (7 in Australia, 5 in Europe, 3 in Canada, and 3 in Mexico), as well as 10 pending foreign patent applications (3 in Australia, 2 in Canada, 3 in Europe, and 2 in Mexico). Finally, TriAgenics has other IP that it has developed, including U.S. trademarks for Zero3® and TriAgenics®.

Competitors and Industry

Competitors

Other than painful wisdom teeth extractions later in life, TriAgenics has very little competition. The Company has established a solid IP position, with more than 34 U.S. and international patents on its technology.

Industry

Every year, more than 5 million patients in the U.S. spend over $3 billion to have wisdom teeth extracted or have painful wisdom tooth problems, such as gum infections and cysts, treated. Unfortunately, this cost does not include the burden of missing an average of 3 days of work or school after having wisdom teeth removed. Instead, when wisdom teeth are prevented from forming, this pain, cost, and recovery time are eliminated. Treating problems associated with wisdom teeth is a major headache for dentists, hygienists, and their patients. Most wisdom teeth - more than 80% - are extracted by oral surgery specialists. Parents and dentists alike have told the Company that they are seeking a safer, complication-free alternative to the teenage rite of passage of having wisdom teeth removed. 3TBA is designed to eliminate the pain and risks associated with forming wisdom teeth.

Source for $3 billion spent on wisdom teeth extraction: https://www.nationaloralhealthconference.com/docs/presentations/2012/05-02/Jay%20Friedman.pdf

Source for 80% of wisdom teeth are extracted: https://boiseoralsurgery.com/blog/should-i-get-all-four-wisdom-teeth-out-at-once/

Source for 5 million patients: https://www.vox.com/2015/1/13/7539983/wisdom-teeth-necessary

Source for time spent away from work or school: https://unionoralsurgery.com/how-long-will-i-miss-school-or-work-after-having-my-wisdom-teeth-removed-monroe-nc-mint-hill-nc/

Current Stage and Roadmap

Current Stage

TriAgenics has demonstrated the efficacy of its Zero3 TBA technology in live animal trials, with 100% success in preventing tooth formation. The trials were conducted on swine because tooth buds in pigs are nearly identical in size to humans. The Company completed pre-production prototype development and is now scaling manufacturing of its Zero3 TBA product in preparation for applying to the FDA for premarket clearance.

Product Description

The Zero3 TBA system consists of three components: a countertop micro-ablation generator, a disposable handpiece with an integrated ablation probe, and a patient-specific guide.

<u>3TBA Generator</u>

The 3TBA generator is the principal component of the 3TBA system. It is designed to be portable and powered by a laptop-type, low-voltage power supply for safety, flexibility, and adaptability for international use. It incorporates a touch-screen color display and a foot pedal to provide ease of use for the operator. The 3TBA generator fits on top of a swing-arm dental unit for convenient operation in a dental office. The generator design has been finalized for purposes of submission for FDA clearance, and TriAgenics is working with the manufacturer to refine the shape and labeling of the unit. TriAgenics has received its first full production 3TBA generators from the contract manufacturer. These units passed independent electrical safety certification.

<u>3TBA Handpiece</u>

TriAgenics has designed and tested a single-use 3TBA micro-ablation probe, with the probe integrated into a disposable plastic handpiece. It plans to package the disposable handpiece inside a patient-specific, sterile-packaged treatment kit. The operator will attach the handpiece to the generator in order to perform the 3TBA procedure. TriAgenics has received its first batch of 3TBA handpieces. These are currently undergoing final sterilization validation.

<u>3TBA Guides</u>

Finally, TriAgenics plans to produce patient-specific 3TBA guides that direct the positioning of and hold the micro-ablation probe of the handpiece in place during the 3TBA procedure. The guide is designed to fit firmly on the patient's teeth. The operator will insert the micro-ablation handpiece into the guide and then activate the 60- to 90-second micro-ablation cycle for each tooth bud treated. TriAgenics plans to have the 3TBA guides 3D-printed and then packaged in sterile-packaged treatment kits. It envisions the treatment kit as a vacu-form plastic base with a Tyvek-style peel-off cover. The Company plans to work on packaging and sterilization in the third quarter of 2023.

Future Roadmap

The Company's goal is to obtain FDA clearance and then enter the dental market for its first sales in 2025.

Medical devices such as the Zero3 TBA technology are regulated by the U.S. Food and Drug Administration (the "FDA"), which has certain requirements for placing these products in the market. In 2021, TriAgenics applied to the FDA for premarket clearance of 3TBA, with the goal of obtaining approval for the technology as a novel medical device. The FDA disapproved the Company's application, citing certain deficiencies.

While reformulating its approach with the FDA, in 2022 TriAgenics applied for approval to conduct human clinical trials of 3TBA in Australia as a way to collect safety and effectiveness data. That application was also disapproved, citing insufficient justification for trials on healthy children based on limited animal data.

After doing further research, TriAgenics has engaged an experienced regulatory consultant to assist it with the FDA clearance process. The consultant has recommended a different regulatory pathway. Instead of seeking clearance of the technology as a novel medical device, the consultant has recommended that TriAgenics submit a new application to the FDA seeking to demonstrate that 3TBA is substantially equivalent to (i.e., as safe and effective as) an existing, legally marketed medical device. An FDA order declaring 3TBA substantially equivalent would allow TriAgenics to market the technology in the U.S. The regulatory consultant has advised that the approval process for a substantially equivalent device is more streamlined than for a novel device and that it is appropriate for 3TBA.

TriAgenics is preparing to submit a new application to the FDA by the end of 2024. The timing of the FDA clearance process is not in the Company's control. Although the FDA usually makes its determination within 90 days of submission, the Company has been advised that the timeline will likely be closer to 120 days. Assuming that TriAgenics receives clearance, it then plans to conduct human clinical trials in order to have specific safety data to present before going to market. However, there is no assurance that TriAgenics will receive FDA clearance or that human trials will be successful. If TriAgenics does not receive FDA clearance of 3TBA, it will fail. See "Risk Factors."

The Team

Officers and Directors

Name: Leigh E. Colby

Leigh E. Colby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Corporate Secretary, and Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Manage the overall operations and vision of the Company. Leigh receives an annual salary of $187,512.

Name: David Paul Watson

David Paul Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Providing technical and operational expertise. David receives an annual salary of $250,000.

Name: John Joseph Chopack, Jr.

John Joseph Chopack, Jr.'s current primary role is with Neoss, Inc. (dental products). John Joseph Chopack, Jr. currently services an average of 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2018 - Present
  Responsibilities: Member of the Board of Directors. John does not receive compensation for his service as a director.

Other business experience in the past three years:

- Employer: Neoss, Inc. (dental products)
  Title: Vice President Corporate Development
  Dates of Service: December, 2020 - Present
  Responsibilities: Full responsibility for Corporate Development of Neoss USA, a subsidiary of Neoss Ltd.

Other business experience in the past three years:

- Employer: Inspiros Ventures, LLC (medtech VC)
  Title: Founder & Managing Partner
  Dates of Service: March, 2016 - December, 2020
  Responsibilities: Oversaw business development, operations, strategy, capital formation, divestitures, mergers, and go-to-market strategy.

Name: Jeffrey Miles Jacobs

Jeffrey Miles Jacobs's current primary role is with STR Equity LLC (investment firm). Jeffrey Miles Jacobs currently services an average of 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Member of the Board of Directors. Jeffrey does not receive compensation for his service as a director.

Other business experience in the past three years:

- Employer: STR Equity LLC (investment firm)
  Title: Investor/Advisor

Dates of Service: April, 2022 - Present
Responsibilities: Investor and advisor

Other business experience in the past three years:

- Employer: Stradis Healthcare (medical device packaging)
  Title: CEO and Co-Founder
  Dates of Service: January, 2000 - January, 2021
  Responsibilities: Served as founder and CEO

Name: David Scott Thrower

David Scott Thrower's current primary role is with not applicable. David Scott Thrower retired from formal operating roles in other businesses in early 2024 and is currently providing consulting and Board services to companies in the medical device and dental spaces. . David Scott Thrower currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: December, 2020 - Present
  Responsibilities: Member of the Board of Directors. David does not receive compensation for his service as a director.

Other business experience in the past three years:

- Employer: uLab Systems, Inc. (dental treatment plan software)
  Title: CCO
  Dates of Service: March, 2020 - January, 2024
  Responsibilities: CCO

Name: George Shahin

George Shahin's current primary role is with Family Health Centers at NYU Langone (healthcare provider). George Shahin currently services an average of 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2018 - Present
  Responsibilities: Member of the Board of Directors. George does not receive compensation for his service as a director.

Other business experience in the past three years:

- Employer: Family Health Centers at NYU Langone (healthcare provider)
  Title: Senior Medical Director of Quality & Safety
  Dates of Service: February, 2020 - Present
  Responsibilities: Trained gastroenterologist.

Other business experience in the past three years:

- Employer: Family Health Centers at NYU Langone (healthcare provider)
  Title: Medical Director, Clinical Innovation
  Dates of Service: February, 2011 - February, 2020
  Responsibilities: Trained gastroenterologist.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should be considered only by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-3 Preferred Stock should be undertaken only by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the 3TBA product, that people will think it's a better option than wisdom tooth extraction, or that we will able to generate sufficient sales for the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
All shares of Series A-3 Preferred Stock purchased through this crowdfunding campaign are subject to SEC limitations on transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should purchase shares of Series A-3 Preferred Stock only as a long-term investment and be prepared to hold them for an indefinite period of time. For 12 months following your investment, there will be restrictions on how you can resell the shares you receive. More importantly, there is no established market for these shares and there may never be one. As a result, if you decide to sell your shares in the future, you may not be able to find a buyer for them. The Company may be acquired by an existing player in the health tech industry. However, an acquisition may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of its Series A-3 Preferred Stock in the amount of up to $4,999,998 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company will likely need additional funds in the future in order to grow. If it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will need to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible we will choose to cease operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease operations, the unavailability of credit could result in the Company performing below expectations, which could adversely affect the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series A-3 Preferred Stock. Interest on debt securities could increase costs and negatively affect operating results. Preferred stock may be issued in additional series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more equity capital from the sale of additional stock, institutional or other investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements contained in this Form C regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our future operations. Any such projections will not have been reviewed by our independent accountants. We use words such as "anticipates," "expects," "intends," "plans," "believes," "estimates," and variations of these words and similar expressions to identify projections and forward-looking statements. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from these projections, and the variances may be material. You should not place undue reliance on these forward-looking statements, which reflect management's view only as of the date of this Form C. We cannot guarantee any projected results.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, consultants, advisors, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

If you invest in the Company, you will be part of the minority shareholders of the Company. The Series A-3 Preferred Stock being offered by the Company has voting rights, but investors in this offering will be required to appoint the CEO of the Company as their proxy to vote their shares. Therefore, if you invest in the Company, you will have no ability to influence management's decisions on how to run the business. You will need to trust in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will be paid out only if there is any cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company may not sell enough stock in this offering to meet its operating needs and fulfill its plans, in which case it will need to raise funds in a different manner or else cease operating, in which case you will lose your investment. Even if we sell all of the stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, it may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors may get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When any such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on the assumptions that we will receive FDA clearance of 3TBA and that human clinical trials of 3TBA will be successful, and also that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If 3TBA fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

The Company's most valuable asset is its intellectual property. The Company has 16 issued U.S. patents and 18 issued foreign patents, plus trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from any such violations. In doing so, we may be required to expend significant time and expense to prevent infringement or enforce our rights. Further, intellectual property litigation is, by its nature, unpredictable, and any potential judgment against us could require the payment of substantial damages or prohibit us from offering certain products for sale. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by other parties, the value of our brand and other intangible assets may be diminished, allowing competitors to mimic our technology and methods of operations more effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely affected. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for these positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, our business likely will suffer from not having the right employees in the right positions at the right time.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on obtaining FDA clearance, as well as compliance with other relevant government laws and regulations. These laws and regulations may be subject to change. If they do change, sales of our product may no longer be in the Company's best interests. At that point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely and expect to rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, advertising, and distribution. Some of these third parties may fail to perform their services or may perform them in an unacceptable manner. We may encounter delays, defects, errors, or other problems with their work that will materially affect our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely affected by our reliance on third parties and their performance.

We may pledge our assets as collateral to lenders

The Company may utilize various forms of debt financing and credit facilities in the future that contain covenants limiting our ability to engage in specified types of transactions. For example, these covenants may limit our ability to incur additional debt, pay dividends on our stock, make certain investments, or sell or dispose of our assets. A breach in any of these covenants could result in a default under the credit facility. On default, the lender could elect to declare all amounts outstanding immediately due and payable. We may pledge a significant portion of our assets, including our intellectual property, as collateral to support a credit facility in the future. If the lender accelerates the payment of the credit facility upon default, we may not have sufficient assets to repay them and could then lose our intellectual property.

Payment of dividends to stockholders is uncertain

The Company's payment of dividends to stockholders may be subordinate to payment on any future debt financing extended to the Company. In addition, the growth and expansion of the Company's business will take priority over the payment of dividends.

The Company is not providing any advice to prospective investors

The Company is not providing investors with any legal, accounting, tax, or business advice regarding investment in the shares of Series A-3 Preferred Stock. You are solely responsible for deciding whether an investment in the shares meets your investment goals and is an appropriate investment for you. We encourage you to consult your own lawyer, accountant, and/or financial or tax adviser before making an investment decision.

Financial statements are included only for informational purposes

The references to financial statements in this Form C are for informational purposes only. The Company's auditors undertake no responsibility to any stockholder or prospective stockholder regarding their services to the Company, including, without limitation, any responsibility to conduct an audit to identify fraud or mismanagement concerning the Company. OUR AUDITOR'S SERVICES FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021 DO NOT CONSTITUTE DUE DILIGENCE REGARDING A STOCKHOLDER'S OR PROSPECTIVE STOCKHOLDER'S INVESTMENT IN THE COMPANY. STOCKHOLDERS AND PROSPECTIVE STOCKHOLDERS MUST CONDUCT THEIR OWN INDEPENDENT DUE DILIGENCE REGARDING AN INVESTMENT IN THE COMPANY.

There is no assurance of FDA clearance

The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Delays in the regulatory process will necessarily delay the launch of our product. Moreover, the FDA disapproved the Company's 2021 application for clearance of 3TBA as a novel medical device. Although the Company plans to submit a new application to the FDA requesting clearance of 3TBA as a substantially equivalent medical device, based on the advice of an experienced regulatory consultant, there can be no assurance that the FDA will grant clearance. If FDA clearance is not received, the Company will not be able to market or sell its product and the Company will fail.

There is no assurance of market acceptance

There can be no assurance that dentists and oral surgeons will accept 3TBA. If we fail to achieve broad market acceptance of our product, the Company will have limited revenues and as a result will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success.

There is no assurance that human clinical trials will be successful

Assuming that the Company receives FDA clearance of 3TBA, it plans to conduct human clinical trials of the technology. However, all of the Company's safety and efficacy data are based on animal trials. There can be no assurance that the Company's success in performing 3TBA in live animal trials will translate to human clinical trials. There is no prior record of successful 3TBA trials, and the Company's human clinical trials will be the first documented attempt. Until they are attempted, the safety and efficacy of 3TBA in humans will be unknown. Failure to demonstrate 3TBA success in humans will result in failure of the Company.

We are pre-revenue and have limited operating history

The Company is pre-revenue and has a limited operating history. We have not yet received FDA clearance to sell our product, and we have not yet conducted human clinical trials of the 3TBA technology. Further, even assuming the Company receives FDA clearance of 3TBA, there is no guaranty the product will perform to the safety or efficacy standards expected in the marketplace. Our scope of operations has been limited to incorporation of the Company, product research and development, ex vivo and live animal testing, preparation for regulatory product approval, intellectual property establishment and maintenance, and capital-raising efforts. Due to our limited operating history, we have limited insight into trends that may emerge and affect our business. Early-stage companies such as the Company frequently encounter unanticipated risks, uncertainties, and difficulties. The Company has incurred net losses to date, and there is no assurance that we will generate revenue or be profitable in future years. You should evaluate the offering described in this Form C in view of the possible delays, additional expenses, and other unforeseen complications that are often encountered by new business ventures.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Leigh E. Colby and Judith K. Colby Revocable Living Trust	2,000,000	Voting Common Stock	
Leigh E. Colby and Judith K. Colby Revocable Living Trust	40,053	Series A-2 Preferred Stock	36.8%
Leigh E. Colby and Judith K. Colby Revocable Living Trust	1,500,000	Series A-1 Preferred Stock	
Leigh Colby	43,335	Series A-3 Preferred Stock	0.33%
Judith Colby	3,833	Series A-3 Preferred Stock	0.03%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,666 of Series A-3 Preferred Stock.

Voting Common Stock

The amount of security authorized is 12,955,991 with a total of 4,224,192 outstanding.

Voting Rights

One vote per share on all matters on which the stockholders are entitled to vote, with one exception. They are not entitled to vote on an amendment to the terms of any outstanding Preferred Stock on which the Preferred Stockholders have the right to vote.

Material Rights

Outstanding Shares

The number of outstanding shares of Voting Common Stock stated above is a "fully diluted" number that both takes into account 2,000,000 shares that have actually been issued to stockholders and assumes that all shares reserved for issuance pursuant to the Company's 2018 Stock Plan and 2019 Warrant Plan have been issued.

Specifically, the total amount outstanding includes 224,824 shares to be issued pursuant to outstanding stock options plus 1,499,368 shares still available for option grants under the 2018 Stock Plan.

It also includes 387,192 shares to be issued pursuant to outstanding warrants plus 112,808 shares still available for warrant grants under the 2019 Warrant Plan.

Dividend Rights

The Common Stockholders (both Voting and Non-Voting) are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to the prior dividend rights of Preferred Stockholders.

Liquidation Rights

Upon the sale or liquidation of the Company, the Common Stockholders (both Voting and Non-Voting) are entitled to share ratably in the net assets legally available for distribution to stockholders after (i) the payment of all debts and other liabilities of the Company; and (ii) the liquidation preference payable to the Preferred Stockholders.

No Other Rights

The holders of Voting Common Stock have no preemptive, conversion, redemption, or other rights.

Agreements Affecting Stockholder Rights

The rights of the Common Stockholders (both Voting and Non-Voting) are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Series A-3 Preferred Stock – Material Rights –

Agreements Affecting Stockholder Rights."

Non-Voting Common Stock

The amount of security authorized is 1,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The terms of the Non-Voting Common Stock and the Voting Common Stock are identical, except with respect to voting rights.

Series A-1 Preferred Stock

The amount of security authorized is 3,260,558 with a total of 3,195,808 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-1 Preferred Stock could then be converted. There are also special voting rights described below under "Material Rights – Protective Provisions."

Material Rights

<u>Protective Provisions</u>

So long as the holders of Preferred Stock (Series A-1, Series A-2, and Series A-3 combined) own at least 50% of all outstanding shares of the Company's voting capital stock (calculated on an as-converted basis for Voting Common Stock), the Company may not take any of the following actions without the approval of the holders of a majority of the then-outstanding shares of Preferred Stock:

1. Sell or liquidate the Company.

2. Amend the Certificate of Incorporation or Bylaws.

3. Increase or decrease (other than by conversion or redemption) the total number of authorized shares of Common Stock or Preferred Stock or the designated shares of any series of Common Stock or Preferred Stock.

4. Authorize, create, or issue any equity security having a preference over or being on parity with the Preferred Stock with respect to dividends, liquidation, or conversion.

5. Reclassify or amend any existing security that has equal rights with the Preferred Stock with respect to dividends, liquidation, or conversion if the action would make that security senior to the Preferred Stock.

6. Redeem, purchase, or otherwise acquire any Common Stock or Preferred Stock, except for certain repurchases from employees, directors, or independent contractors.

7. Change the number of directors on the Board of Directors or the method of electing directors; provided that the Board may increase the number of directors to 7.

8. Pay or declare any dividend.

9. Create or hold stock in any subsidiary that is not wholly owned by the Company or permit any subsidiary to sell to a third party.

10. Authorize, create, or issue any debt security, unless approved by the Board of Directors.

11. Issue any shares of Preferred Stock.

If the Preferred Stockholders' vote on any of these matters is tied, then the action may be approved by the Board of Directors.

<u>Dividend Rights</u>

The Preferred Stockholders (i.e., the holders of Series A-1, A-2, and A-3 Preferred Stock) are entitled to receive dividends, in preference to any dividends on Common Stock, when, as, and if declared by the Board of Directors. Dividends are not cumulative. The dividend rate for Series A-1 Preferred Stock is $0.08 per share per annum.

After the payment of dividends to the Preferred Stockholders, any additional dividends will be distributed among both the Common Stockholders (i.e., the holders of both Voting and Non-Voting Common Stock) and the Preferred Stockholders.

The Preferred Stockholders will share dividends in proportion to the number of shares of Voting Common Stock they would own if all shares of Preferred Stock were converted to Voting Common Stock at the then-effective conversion rate.

Liquidation Rights

Upon the sale or liquidation of the Company (i.e., the holders of Series A-1, A-2, and A-3 Preferred Stock) will be entitled to receive out of the proceeds or assets available for distribution to stockholders, prior and in preference to any distribution to Common Stockholders, a set amount per share ("Liquidation Preference") plus any declared but unpaid dividends. The Liquidation Preference for holders of Series A-1 Preferred Stock is $1.00 per share. However, the Preferred Stockholders will be deemed to have converted their Preferred Stock into Voting Common Stock if the conversion would result in a greater distribution. Any remaining proceeds will be distributed to the Common Stockholders.

Conversion Rights

Optional Conversion

Preferred Stockholders may convert their shares of Preferred Stock into Voting Common Stock at any time at the then-applicable conversion rate. The conversion rate on the date of this Form C is one share of Voting Common Stock for each share of Preferred Stock.

Automatic Conversion

All shares of Preferred Stock will automatically be converted into Voting Common Stock at the conversion rate then in effect immediately upon the earlier of (i) the closing of an IPO by the Company that results in at least $30 million of proceeds, net of underwriting discounts and commissions, to the Company; or (ii) a date, or the occurrence of an event, determined by the holders of a majority of the then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Agreements Affecting Stockholder Rights

Preferred Stockholders' rights are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Series A-3 Preferred Stock – Material Rights – Agreements Affecting Stockholder Rights."

Series A-2 Preferred Stock

The amount of security authorized is 3,869,324 with a total of 3,869,324 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-2 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions."

Material Rights

The terms of the Series A-2 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-2 Preferred Stock is $0.14 per share per annum.

2. The Liquidation Preference for Series A-2 Preferred Stock is $1.75 per share.

Series A-3 Preferred Stock

The amount of security authorized is 2,066,667 with a total of 1,350,695 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-3 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions." In addition, investors in this offering will be required to become parties to the Company's Fourth Amended and Restated Voting Agreement dated July 26, 2022, which dictates their vote regarding the election of the Board of Directors, certain increases in the Company's Common Stock, and the sale of the Company. See "Material Rights - Agreements Affecting Stockholder Rights - Voting Agreement" below. Further, in the Subscription and Joinder Agreement they will be required to sign, investors in this offering will be required to appoint the CEO of the Company as their proxy to vote their shares with respect to all matters on which the holders of Series A-3 Preferred Stock are entitled to vote, including, without limitation, the matters specified in the Voting Agreement.

Material Rights

The terms of the Series A-3 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-3 Preferred Stock is $0.24 per share per annum.

2. The Liquidation Preference for Series A-3 Preferred Stock is $3.00 per share.

Agreements Affecting Stockholder Rights

The Company has entered into certain agreements with some or all of its stockholders that affect the rights of all stockholders, including the holders of Series A-3 Preferred Stock. Those agreements are described below.

Voting Agreement

The Fourth Amended and Restated Voting Agreement by and among the Company and all of its stockholders (the "Voting Agreement"), a copy of which is attached as Exhibit F to the Form C, governs stockholder voting on three matters: (1) election of the Company's Board of Directors; (2) certain increases in Common Stock; and (3) the sale of the Company. Investors in the Series A-3 Preferred Stock will be required to become parties to the Voting Agreement by signing and delivering the Company's Subscription and Joinder Agreement.

Election of Directors. In conjunction with the Company's Seventh Amended and Restated Certificate of Incorporation (the "Certificate"), the Voting Agreement requires the Board to be composed of no less than five directors, and it permits the Board to increase the number of directors to a maximum of seven. The Certificate then provides that the Company's founder, Dr. Leigh Colby (the "Founder"), is entitled to nominate and elect two directors to the Board so long as he owns or controls at least 20% of the Company's outstanding voting capital stock (on an as-converted basis for the Preferred Stock), and the right to nominate one director so long as he owns or controls at least 10% of the outstanding voting capital stock. The Founder currently owns 34.3% of the outstanding voting capital stock and therefore is entitled to nominate two directors. Similarly, it provides that the Company's other principal stockholder, Inspiros Ventures I SPV-A, L.P. ("Inspiros"), has the right to nominate and elect two directors so long as it owns or controls at least 20% of the Company's outstanding voting capital stock (on an as-converted basis), and the right to nominate one director so long as it owns or controls at least 15% of the voting capital stock. Inspiros currently owns and holds warrants for a total of 16.1% of the outstanding voting capital stock and therefore is entitled to nominate one director.

The Voting Agreement requires all Voting Common Stockholders to vote in favor of electing the director(s) nominated by the Founder. The Founder has the right to serve as one of those directors so long as he owns or controls at least 10% of the outstanding voting capital stock. It further requires all Preferred Stockholders to vote in favor of electing the director(s) nominated by Inspiros.

The Certificate provides that all other directors will be nominated by majority Board approval. The Voting Agreement then requires all voting stockholders (i.e., the holders of Voting Common Stock and the holders of all Preferred Stock) to vote in favor of electing any such Board-nominated directors.

Finally, if the Founder ceases to serve as the Company's CEO, the stockholders are required to vote to increase the size of the Board to seven directors; to elect any new CEO appointed by the Board as a director; and if the Company does not then have two Board-nominated directors, to elect one additional director approved by a majority of the Board.

Common Stock Increases. The Voting Agreement requires all voting stockholders to vote in favor of authorizing an increase in the number of shares of Voting Common Stock as needed to permit the conversion of all outstanding Preferred Stock into Voting Common Stock.

Sale of the Company and Drag-Along Rights. The Voting Agreement requires all voting stockholders to vote in favor of a sale of the Company if the sale has been approved by the Board, the holders of a majority of the Voting Common Stock, and the holders of a majority of the Preferred Stock (on an as-converted basis). Further, if the sale is structured as a stock sale, the agreement requires all stockholders to sell a proportionate amount of their shares in the transaction, so long as the Preferred Stockholders first receive their Liquidation Preference.

Parties to the Agreement. The agreement requires all future Preferred Stockholders, and any other stockholder acquiring 1% or more of the Company's then-outstanding voting capital stock, to become a party to the agreement.

Note. This summary of the Voting Agreement and the Certificate is merely an outline and does not purport to describe those documents fully or to refer to all of their terms. Prospective investors should read the Voting Agreement and the Certificate themselves (which are attached as exhibits) and, to the extent they deem necessary, seek independent legal advice regarding their terms.

First Refusal and Co-Sale Agreement

The Fourth Amended and Restated First Refusal and Co-Sale Agreement (the "Co-Sale Agreement") applies to the Company's two principal stockholders, the Founder and Inspiros (the "Principal Stockholders"), and to any employees or consultants who acquire 1% or more of the Company's outstanding Voting Common Stock through the exercise of options or warrants. Investors in the Series A-3 Preferred Stock are not intended to become parties to it.

Right of First Refusal. The Co-Sale Agreement gives both the Company and Inspiros a right of first refusal if the Founder (or an employee or consultant described above) wishes to sell or otherwise transfer his shares of the Company to a third party.

There are a few exceptions (such as transfers for estate-planning purposes) where the right of first refusal does not apply.

Co-Sale Rights. To the extent that the Company and Inspiros do not exercise their right of first refusal, they will have co-sale rights - i.e., the right to participate in the sale of shares by the Founder (or by an employee or consultant described above). The same exceptions that apply to the right of first refusal also apply to the co-sale rights.

Additional Parties. The Co-Sale Agreement is principally intended to benefit Inspiros. A new stockholder has the right to become a party to it only if the stockholder acquires at least 1 million shares of Preferred Stock and receives Board approval.

Investors' Rights Agreement

The Fourth Amended and Restated Investors' Rights Agreement (the "Investor Rights Agreement") provides the Principal Stockholders with certain registration and other rights. Investors in the Series A-3 Preferred Stock are not intended to become parties to it.

Registration Rights. Registration rights are the right to require the Company to register a stockholder's shares for public sale with the SEC, resulting in the shares becoming freely tradeable. The Investor Rights Agreement grants Principal Stockholders owning a majority of the Company's outstanding Voting Common Stock issued or issuable on conversion of the Preferred Stock, or on conversion or exercise of any other Company securities acquired by the Principal Stockholders (collectively, "Registrable Securities"), the right to request that the Company register their shares of Common Stock, subject to certain conditions. The agreement also provides that if the Company decides to undertake a public offering, it is required to include the Principal Stockholders' shares in the offering if requested, subject to certain conditions. The Principal Stockholders may assign these registration rights to affiliated entities, family members, or certain purchasers of their shares. Finally, with certain exceptions, the agreement prohibits the company from granting registration rights to other stockholders without the prior written consent of Principal Stockholders owning a majority of the then-outstanding Registrable Securities.

Right of First Offer. The agreement grants Principal Stockholders that own at least 1 million shares of Registrable Securities a right of first offer if the Company proposes to sell shares of its capital stock or other securities convertible into capital stock. The Principal Stockholders have waived any first offer rights with respect to this offering of Series A-3 Preferred Stock.

Additional Parties. The Investor Rights Agreement is principally intended to benefit only the Principal Stockholders. A new stockholder has the right to become a party to it only if the stockholder acquires at least 1 million shares of Preferred Stock and receives Board approval.

Management Rights Letter

Finally, the Company has a Management Rights Letter granting additional rights to Inspiros in certain circumstances.

First, the letter states that if at any point Inspiros ceases to have a representative on the Board, then it will still have the right to meet with and advise Company management on significant business issues and to receive copies of Board meeting minutes and any other materials provided to the Board (subject to confidentiality obligations).

Second, it states that if the Company issues Preferred Stock in the future at a lower price per share than Inspiros paid in 2018, and any shares of Preferred Stock have price-based anti-dilution protection, then Inspiros will have the same anti-dilution rights.

What it means to be a minority holder

Although the shares of Series A-3 Preferred Stock being offered by the Company have voting rights, the Subscription and Joinder Agreement that you will sign to invest in the Company provides that you will appoint the Company's CEO as your proxy to vote any shares you purchase. With respect to the election of directors, increases in the Company's Common Stock, and the sale of the Company, the CEO will vote all shares sold in this offering as required under the Voting Agreement. See "Series A-3 Preferred Stock - Material Rights - Agreements Affecting Stockholder Rights - Voting Agreement." Therefore, you will have no right to vote on or influence the Company's corporate actions.

Dilution

Investors should understand the potential for dilution.

If the Company decides to issue more shares after this offering closes, investors in this offering could see their stake in the Company decrease. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up, causing you to own a smaller piece of a larger company. The issuance of additional shares could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or conversion of convertible notes, warrants, or other instruments into stock.

In addition, if the Company issues additional shares, investors in this offering could experience value dilution, with each share being worth less than before. Finally, investors could also experience earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,502,498.25
  Number of Securities Sold: 1,429,999
  Use of proceeds: Further development and refinement of the 3TBA technology; a final animal study of the technology; and preparation of an initial request for FDA clearance of 3TBA as a de novo medical device.
  Date: August 03, 2020
  Offering exemption relied upon: Rule 504

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,439,325
  Use of proceeds: No money was raised. This offering consisted of the conversion of Convertible Notes into Series A-2 Preferred Stock.
  Date: December 31, 2020
  Offering exemption relied upon: Rule 504

- Type of security sold: Convertible Note
  Final amount sold: $1,650,000.00
  Use of proceeds: Research & Development
  Date: May 05, 2020
  Offering exemption relied upon: Rule 504. However, the Company may not have complied with all applicable requirements of federal and state securities laws in offering and selling the Convertible Notes. All Convertible Notes have been converted into Series A-2 Preferred Stock, as described above.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended September 30, 2022 compared to year ended September 30, 2023

Revenue & Cost of sales

TriAgenics is pre-revenue, so there wasn't any reported Revenue or Cost of Sales in fiscal year 2022 or in fiscal year 2023.

Gross margins

TriAgenics is pre-revenue, so there wasn't a Gross Margin in fiscal year 2022 or in fiscal year 2023.

Expenses

Expenses for fiscal year 2022 were $1,433,220 compared to $1,442,937 in fiscal year 2023.

The increase in expenses was relative to the creation of prototype equipment and increased efforts to prepare for and apply for FDA clearance for the equipment.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not yet received FDA clearance for our equipment. Past cash was primarily generated through equity investments. Following FDA clearance, our goal is to begin generating sales in 2025 (FY2025) and to generate positive returns in FY2027.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30th, 2024, the Company had capital resources available in the amount of $1,070,282 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our Company operations. These funds are required to support our application for FDA clearance and bringing our product to market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount (i.e., the minimum target amount of $15,000), we anticipate the Company will be able to operate for 5 months. This is based on a current monthly burn rate of $180,000 for expenses related to compensation & benefits ($40,000), consulting & outside services ($32,000), business travel ($10,000) and product development expenses ($98,000), with modifications to reduce some of these expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $180,000 for expenses (described above) and additional expenses associated with applying for FDA clearance and a manufacturing scale-up of the 3TBA generators and treatment kits.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans to raise additional funds in the future, and will explore all reasonable sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $33,867,972.00

Valuation Details:

TriAgenics's valuation is based on its analysis of several factors, including but not limited to, the following.

Market Potential and Current Stage of Development

Every year, more than 5 million patients in the U.S. spend over $3 billion to have wisdom teeth extracted or have painful wisdom tooth problems, such as gum infections and cysts, treated. Most wisdom teeth - more than 80% - are extracted by oral surgery specialists. Parents and dentists alike have told the Company that they are seeking a safer, complication-free alternative to the teenage rite of passage of having wisdom teeth removed. 3TBA is designed to eliminate the pain and risks associated with forming wisdom teeth.

TriAgenics plans to submit its new application to the FDA by the end of 2024. The FDA usually makes its determination within 90 days of submission, although the Company has been advised that the timeline will likely be closer to 120 days. Assuming that TriAgenics receives clearance, it then plans to conduct human clinical trials in order to have specific safety data to present before going to market.

Previous Sales of Securities

Our most recent offering of Series A-2 Preferred Stock opened in August 2020 and became oversubscribed, requiring the authorization of additional shares, and closed in 2021. That funding round provided a post-money valuation of $18,587,936.50.

Developments Since Previous Sale of Securities

Key patents have been issued since 2021. In particular, patents have been issued protecting TriAgenics' proprietary microwave ablation probe that allows us to shape the zone of ablation.

Since 2021, we have also demonstrated the efficacy of its Zero3 TBA technology in further live animal trials, with 100% success in preventing tooth formation. We have completed pre-production prototype development and are now scaling manufacturing of our Zero3 TBA product in preparation for applying to the FDA for clearance.

Management's Experience & Prior Successes

Leigh Colby, Director, Corporate Secretary, President, & CEO – From 1995 through 2015, Dr. Colby was the founder, CEO, and sole shareholder of Oregon Dental Care, a successful group dental practice in Oregon that was ultimately acquired by InterDent. Prior to starting Oregon Dental Care, Dr. Colby served in lead roles with three high-tech startups that remain in successful operation today: Laserdyne Corporation, maker of 2D and 3D laser processing systems; Cyberoptics Corporation, developer and manufacturer of high-precision 3D optical sensing technology; and Surmodics, Inc., maker of technologies for intravascular medical devices and provider of chemical components for in vitro diagnostic immunoassay tests and microarrays.

Dave Watson. Director & Chief of Operations – Before joining TriAgenics, Mr. Watson worked for 15 years with IBM in Engineering, Manufacturing, and Product Development, where he held key technical and senior management positions. Before IBM, he served as Director of Technology at Planar Systems, Inc., Director of Engineering at Fujitsu Ltd., Director of Manufacturing at Biotronik, Inc., and VP of Engineering at Unilife Medical Solutions, Inc. Mr. Watson has patents in the fields of automated equipment and technology products.

John Chopack, Jr., Director – Mr. Chopack is the Managing Director of Neoss USA which is a subsidiary of Neoss Ltd, a global dental implant company. Prior to taking over full operational responsibility of Neoss USA, Mr. Chopack was the Global Vice President of Corporate Development for Neoss Ltd. Mr. Chopack is the founding partner of Inspiros and has 22 years of experience in venture capital investing in medtech companies. As a General Partner at HealthpointCapital, an $800 million AUM medtech-focused private equity firm, Mr. Chopack played an integral role in the firm's most profitable investments – Nexa Orthopedics, BioHorizons, and Blue Belt Technologies. Mr. Chopack has been recognized as a "40 under 40 Medtech Innovator" by Medical Device and Diagnostic Industry Magazine.

George Shahin, Director – Dr. Shahin is a founding partner of Inspiros. As its Chief Medical Officer, Dr. Shahin leads the review process and analysis of medical devices and healthcare technologies. Dr. Shahin brings to Inspiros his experience as a practicing physician at the Family Health Centers at NYU Langone, focused on evidence-based medicine, patient outcomes and value-based care.

David Thrower, Director – Mr. Thrower has held executive leadership roles in a variety of companies in medical device markets, where he has over 25 years of experience. His roles have included VP of Global Marketing at Align Technology, the makers of Invisalign (invisible orthodontic aligners); CEO of InSound Medical, a disruptive play in the hearing device space (purchased by Sonova in 2011); and CEO of Asante Solutions, where David successfully shepherded an insulin pump through FDA approval and early commercial launch.

Jeff Jacobs, Director – Mr. Jacobs is the former Chief Executive Officer and a co-founder of Stradis Healthcare, with more than 20 years of experience in the medical device and contract manufacturing industry. He led the company through multiple acquisitions after successfully exiting the business in 2021, selling to Henry Schein, a Fortune 500 Healthcare distributor. Prior to founding Stradis Healthcare, Jeff served in a sales and marketing role for the multi-billion-dollar technology services company Vanstar Corp., launching their Nashville office focusing on the healthcare sector.

Value of the Company's Assets

TriAgenics has 15 issued U.S. patents 15 issued foreign patents (6 in Australia, 3 in Canada, 4 in Europe, and 2 in Mexico) directed at therapeutic bud ablation. TriAgenics has 1 issued U.S. patent 3 issued foreign patents (1 in Australia, 1 in Europe, and 1 in Mexico) directed at an ablation probe system. Finally, TriAgenics has other IP that it has developed, including U.S. trademarks for Zero3® and TriAgenics®.

Conclusion

Based on the above, we believe that the pre-money valuation of $33,867,972 is reasonable.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all Preferred Stock is converted to Voting Common Stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock or warrant plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.08 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fee
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $4,999,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Apply for FDA clearance & conduct human clinical trials of 3TBA
  20.0%
  Apply for FDA clearance & conduct human clinical trials of 3TBA

- Company Employment
  5.0%
  Hire a new CEO to take the Company into the next stage of its development

- Operations
  50.0%
  Scale-up for manufacturing of the 3TBA generator and handpieces

- Consulting services on regulatory matters and engineering issues
  19.5%
  Consulting services on regulatory matters and engineering issues

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://triagenics.com/ (https://triagenics.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/triagenics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TriAgenics, Inc.

[See attached]

TRIAGENICS, INC.

Financial Statements
September 30, 2023 and 2022

With Independent Auditor's Report

KBF
CERTIFIED PUBLIC ACCOUNTANTS

TRIAGENICS, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2023 AND 2022

TABLE OF CONTENTS



Independent Auditor's Report

To The Board of Directors and Stockholders
TriAgenics, Inc.:

Opinion

We have audited the financial statements of TriAgenics, Inc., which comprise the balance sheet as of September 30, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TriAgenics, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TriAgenics, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter — Basis of Accounting

As discussed in Note 1(k) to the financial statements, in 2022, TriAgenics, Inc. adopted Accounting Standards Update 2016-02, *Leases* (*"Topic 842"*). Our opinion is not modified with respect to this matter.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has suffered recurring losses from operations, has limited liquidity, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

400 Spectrum Center Drive
Suite 250
Irvine, CA 92618
(949) 529-3900

5285 Meadows Road
Suite 420
Lake Oswego, OR 97035
(503) 963-4720

12750 High Bluff Drive
Suite 160
San Diego, CA 92130
(858) 465-1510

601 Union Street
Suite 1710
Seattle, WA 98101
(206) 496-1515

3800 Howard Hughes Parkway
Suite 940
Las Vegas, NV 89169
(702) 551-8440

Other Matter

The financial statements of TriAgenics, Inc. for the year ended September 30, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on January 6, 2023.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TriAgenics, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

KBF CPAs LLP

KBF CPAs LLP

Lake Oswego, Oregon
January 18, 2024

TRIAGENICS, INC.
BALANCE SHEETS
SEPTEMBER 30, 2023 AND 2022

	2023	2022
ASSETS		
Current assets:		
Cash	$ 669,892	$ 1,458,412
Prepaid expenses and other current assets	85,344	38,092
Total current assets	755,236	1,496,504
Property and equipment, net	36,596	73,657
Total assets	$ 791,832	$ 1,570,161
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 26,472	$ 917
Accrued expenses	59,310	48,996
Total current liabilities	85,782	49,913
Long-term liabilities		
Finance lease liabilities	-	2,524
Total liabilities	85,782	52,437
Stockholders' equity:		
Series A-1 convertible preferred stock; $0.001 par value; 3,260,558 shares authorized; 3,195,808 shares issued and outstanding (aggregate liquidation preference of $3,195,808)	1,846	1,846
Series A-2 convertible preferred stock; $0.001 par value; 3,869,324 shares authorized, issued and outstanding (aggregate liquidation preference of $6,771,317)	3,869	3,869
Series A-3 convertible preferred stock; $0.001 par value; 1,666,667 shares authorized; 381,714 and nil shares issued and outstanding (aggregate liquidation preference of $1,145,142)	382	-
Common stock; $0.001 par value; 12,956,991 shares authorized; 2,000,000 shares issued and outstanding	200	200
Additional paid-in capital	8,403,320	7,772,439
Accumulated deficit	(7,703,567)	(6,260,630)
Total stockholders' equity	706,050	1,517,724
Total liabilities and stockholders' equity	$ 791,832	$ 1,570,161

TRIAGENICS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2023 AND 2022

	2023	2022
Costs and expenses:		
General and administrative	$ 543,272	$ 536,569
Development expense	882,994	859,420
Depreciation expense	37,060	67,785
Total costs and expenses	1,463,326	1,463,774
Other (income) expense:		
Other income, net	(22,346)	(34,159)
State and property taxes	1,590	3,442
Interest income	(1,110)	(892)
Interest expense	1,477	1,055
Total other (income) expense	(20,389)	(30,554)
Net loss	$ 1,442,937	$ 1,433,220

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2023 AND 2022

	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, September 30, 2021	3,195,808	$ 1,846	3,869,324	$ 3,869	-	$ -
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2022	3,195,808	1,846	3,869,324	3,869	-	-
Issuance of Series A-3 preferred stock, net	-	-	-	-	381,714	382
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2023	3,195,808	$ 1,846	3,869,324	$ 3,869	381,714	$ 382

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2023 AND 2022

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
BALANCE, September 30, 2021	2,000,000	$ 200	$ 7,749,795	$ (4,827,410)	$ 2,928,300
Stock-based compensation	-	-	22,644	-	22,644
Net loss	-	-	-	(1,433,220)	(1,433,220)
BALANCE, September 30, 2022	2,000,000	200	7,772,439	(6,260,630)	1,517,724
Issuance of Series A-3 preferred stock, net	-	-	601,565	-	601,947
Stock-based compensation	-	-	29,316	-	29,316
Net loss	-	-	-	(1,442,937)	(1,442,937)
BALANCE, September 30, 2023	2,000,000	$ 200	$ 8,403,320	$ (7,703,567)	$ 706,050

See accompanying notes and independent auditor's report.

TRIAGENICS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2023 AND 2022

	2023	2022
Cash Flows From Operating Activities:		
Net loss	$ (1,442,937)	$ (1,433,220)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	29,316	22,644
Depreciation	37,060	67,785
Loss on sale of equipment	-	2,227
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	58,039	5,889
Accounts payable	25,555	(2,569)
Accrued expenses	10,314	5,118
Net cash used in operating activities	(1,282,653)	(1,332,126)
Cash Flows From Investing Activities:		
Purchases of property and equipment	-	(1,380)
Net cash used in investing activities	-	(1,380)
Cash Flows From Financing Activities:		
Proceeds from issuance of Series A-3 preferred stock, net of issuance costs	549,302	-
Payments on finance lease	(2,524)	(1,952)
Net cash provided by (used in) financing activities	546,778	(1,952)
Net decrease in cash and restricted cash	(735,875)	(1,335,458)
Cash and restricted cash, beginning of year	1,458,412	2,793,870
Cash and restricted cash, end of year	$ 722,537	$ 1,458,412
Supplemental cash flow information:		
Interest paid	$ 1,477	$ 1,055
Income taxes paid	159	-
Non-cash financing activity:		
Deposits held upon issuance of Series A-3 preferred stock	$ 52,645	$ -

TRIAGENICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2023 AND 2022

1. The Company and Summary of Significant Accounting Policies

a. Company Formation and Operations

TriAgenics, Inc. (the "Company") was organized in September 2017 in the State of Delaware as a corporation and maintains its headquarters in Redmond, Oregon. The mission of the Company is to deliver the safest, most effective and simplest means of treating wisdom teeth. Animal testing was completed in 2021. Since then, the Company has been working to complete product development and obtain regulatory clearance of its equipment as a medical device. The Company continues to have an ultimate goal of bringing an end product to market that will block wisdom tooth formation in children.

b. Going Concern, Liquidity and Management's Plan to Fund Future Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has incurred significant operating losses since its inception and has an accumulated deficit of approximately $7,700,000 as of September 30, 2023. The Company has primarily funded its operations through the issuance of convertible notes payable, preferred and common stock.

The Company forecasts an increase in spending for the development of the device and first in human use prior to bringing their product to market. The Company is in the process of seeking additional sources of capital to fund these operations. Failure to obtain sufficient equity financing and ultimately failure to gain approval of the equipment as a medical device could adversely affect the Company's ability to achieve its business objectives and continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued.

The accompanying financial statements do not include any adjustments to the carrying value of assets and liabilities, or to the reported expenses and balance sheet classification used that might result from the outcome of these uncertainties. Such adjustments could be material if the going concern assumption were not appropriate.

c. Use of Estimates

The financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

d. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company periodically maintains balances in excess of the federally insured limit. As of September 30, 2023, the Company's cash balance in bank accounts exceeded the federally insured limit by $419,892.

e. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the shorter of the asset's life or respective lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the statements of operations. Maintenance and repairs are charged to expense in the period incurred.

f. Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded as of September 30, 2023 and 2022.

g. Development Expenses

Development expenses are charged to expense as incurred and consist of expenses directly related to the supplies and project expenses for the production and the preparation for the human clinical trials.

h. General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, professional service and consulting expenses, legal costs, and other general corporate expenses.

i. Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss, and tax credit carryforwards.

Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized. A full valuation allowance is recorded against the net deferred tax assets as of September 30, 2023 and 2022.

The Company applies the provisions related to accounting for uncertainty in income taxes, which defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes potential interest and penalties related to uncertain tax benefits as a component of income tax expense. No potential interest and penalties related to uncertain tax benefits were recorded as of December 31, 2022. The Company is subject to federal and state income taxes. The Company is not currently under any Internal Revenue Service or state tax examination.

j. Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends.

Given the Company's limited history and there is no market for the Company's equity securities, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility. Accordingly, the expected volatility of its share prices was computed in a manner consistent with the valuation of the Company's common stock, using historical prices of various public companies in a similar industry and taking into account the current state of the industry and the expected term. The expected term is calculated using the simplified method taking into consideration the options' vesting term and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumed at the date of grant appropriate for the terms of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of no dividend payouts. Forfeitures are accounted for as they occur.

The table below sets forth the assumptions used on the date of grant for estimating the fair value of options granted during the year ending September 30:

	2022
Weighted-average expected term (years)	6.25
Risk-free interest rate	2.64%
Dividend yield	0.00%
Volatility	24.51%

k. Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* ("Topic 842"). This pronouncement changes the requirements for recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This guidance requires that for operating leases, lessees recognize a liability for operating leases representing the discounted obligation to make future minimum lease payments, and a corresponding right-of-use ("ROU") asset on the balance sheet, recognize a single lease cost allocated over the lease term on a generally straight-line basis, and classify all cash payments within operating activities in the statement of cash flows.

The Company adopted the new standard with an effective date of October 1, 2022 using the modified retrospective transition approach, which permits it to use the effective date as the date of initial application of the standard, and therefore to not restate comparative prior period financial information. The Company elected to adopt the package of practical expedients, which permits it to not reassess, under the new standard, the Company's prior conclusions about lease identification, lease classification and initial direct costs for those leases for which it had taken possession of the leased asset as of October 1, 2022. The hindsight practical expedient was not elected. Adoption of Topic 842 did not result in any operating ROU assets and lease liabilities.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption and the practical expedient to not separate lease and non-lease components for all of its leases. As the rate implicit in the lease is not known, the Company uses a risk-free rate based on information available at the adoption date or lease commencement date in determining the lease liability for all classes of underlying assets.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU replaces the current incurred loss impairment methodology of recognizing credit losses when a loss is probable, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements* to Topic 326 - *Financial Instruments -*

Credit Losses, which amends the scope and transition requirements of ASU 2016-13 and clarifies that operating lease receivables are not within the scope of the credit losses standard and should instead be accounted under the new lease accounting standard, Topic 842. In May 2019, the FASB issued ASU 2019-05, which provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, the FASB issued ASU 2019-10, that delays the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, with early adoption permitted for periods after December 15, 2018. Also in November 2019, the FASB issued ASU 2019-11, which clarifies the accounting treatment and disclosure requirements for assets purchased with credit deterioration, troubled debt restructurings, and certain other investments. The Company is evaluating the implications the adoption of this standard will have on the financial statements.

2. **Cash**

Cash and restricted cash reported within the balance sheet that reconciles to the amounts shown in the statements of cash flows consists of the following at September 30.

	2023	2022
Cash	$ 669,892	$ 1,458,412
Restricted cash	52,645	-
	$ 722,537	$ 1,458,412

Amounts included in restricted cash represents proceeds on deposit with a crowdfunding platform related to a fundraising campaign as discussed in Note 4. These are included in prepaid expenses and other current assets on the balance sheet.

3. **Property and Equipment**

Property and equipment consists of the following at September 30:

	2023	2022
Computer equipment	$ 16,059	$ 16,059
Furniture & office equipment	19,123	19,123
Leasehold improvements	-	45,129
Production equipment	82,250	82,250
Laboratory equipment	224,927	224,927
	342,359	387,488
Less accumulated depreciation	(305,763)	(313,831)
	$ 36,596	$ 73,657

Depreciation expense on property and equipment totaled $37,060 and $67,785, respectively, during the years ended September 30, 2023 and 2022.

4. Stockholders' Equity

The Company has issued and outstanding Series A-1 convertible preferred stock ("Series A-1"), Series A-2 convertible preferred stock ("Series A-2"), Series A-3 convertible preferred stock ("Series A-3") (collectively, "Preferred Stock"), and common stock. The Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series A-3 preferred stock original issuance prices were $1.00, $1.75, and $3.00 per share, respectively. Of the authorized common stock, 1,000 shares are designated as non-voting. None of the non-voting common stock is outstanding as of September 30, 2023.

The Company initiated a fundraising campaign in 2023 under which it is selling shares of Series A-3 convertible preferred stock. The target amount to be raised is $5,000,000. The Company engaged a crowdfunding platform under which it pays the platform fees based on the amount of proceeds received. The agreement also requires that 6% of proceeds remain on deposit with the platform until after the final closing of the fundraising. The amount held on deposit as of September 30, 2023 totals $52,645.

The rights, preferences, privileges and other matters relating to its outstanding stock are as follows:

a. Voting

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

As long as the outstanding shares of Preferred Stock owned or under the control of Inspiros Ventures I SPV-A, L.P. ("Inspiros"), either directly or through an affiliate, represent at least twenty percent (20%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect two (2) directors of the Company at any election of directors (the "Preferred Stock Directors"); provided that, if the outstanding shares of Preferred Stock owned or under the control of Inspiros shall at any time represent less than twenty percent (20%) of all outstanding shares of capital stock of the corporation but continue to represent at least fifteen percent (15%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect one (1) director of the Company at any election of directors (in such circumstance, such director shall be referred to as, the "Preferred Stock Director" and any reference to the Preferred Stock Directors herein shall mean the Preferred Stock Director singularly).

As long as the outstanding shares owned or under the control of Leigh Colby represent at least twenty percent (20%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect two (2) directors of this corporation at any election of directors (the "Common Stock Directors"); provided that, if the outstanding shares owned or under the control of Leigh Colby shall at any time represent less than twenty percent (20%) of all outstanding shares of capital stock of the Company but continue to represent at least ten percent (10%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect one (1) director of the Company at any election of directors (in such circumstance, such director shall be referred to as, the "Common Stock Director" and any reference to the Common Stock Directors herein shall mean the Common Stock Director singularly).

For additional board positions, the holders of common stock and Preferred Stock vote together as a single class.

b. Dividends

The holders of Series A-1, Series A-2 and Series A-3 are eligible for dividends when and if declared by the Board of Directors, out of legally available funds equal to $0.08, $0.14 and $0.24 per share, respectively, prior and in preference to any declaration or payment of any other dividend. The right to receive dividends on shares of Preferred Stock are not cumulative.

After payment of such dividends, any additional dividends shall be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock that would be held by each holder if all shares of Preferred Stock were converted to common stock.

c. Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the original issuance price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in the assets available for distribution in proportion to the respective amounts which would otherwise be payable in full in respect of the shares held by them upon such distribution.

d. Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price by the applicable conversion price at the time of conversion. The initial conversion price per each share of Preferred Stock shall be the original issuance price, subject to adjustments for stock splits and business combinations. The initial conversion price per share is equal to the original issuance price at September 30, 2023, and therefore converts to common stock on a one for one basis.

Conversion is mandatory upon one of the following events:
- the closing of a sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1993 resulting in net proceeds of at least $30,000,000; or
- by vote of the majority holders of the then outstanding shares of Preferred Stock.

e. Redemption

The Preferred Stock is not redeemable.

5. **Stock Compensation Plan**

On February 23, 2018, the 2018 Stock Plan ("Stock Plan") was adopted by the Company's Board of Directors and approved by the shareholders. In July 2021, upon approval by the Board and holders of Preferred Stock, the Stock Plan increased the number of common stock available for the issuance from a total of 882,353 shares to a total of 1,920,000 shares of common stock. There are 1,554,368 shares available for future awards under the Stock Plan as of September 30, 2023.

The Stock Plan provides for stock-based awards to employees, outside directors and consultants selected by the Company to have an opportunity to acquire a proprietary interest in the success of the Company. The Stock Plan provides for both the direct award or sale of shares and for the grant of options to purchase shares. A person who owns more than 10%

of the combined voting power of all classes of outstanding stock of the Company shall not be eligible for the grant of an incentive stock option unless (1) the exercise price is at least 110% of the fair market value on grant date, and (2) such option is not exercisable after the expiration of five years from grant date.

The options granted to employees currently vest 25% upon the completion of twelve months of continuous service beginning with the vesting commence date. These options then vest 2.083% upon completion of each month of continuous service thereafter. However, the vesting schedule for other individuals or any future options is at the discretion of the Board of Directors and therefore could have varying vesting schedules. Options granted under the Stock Plan are exercisable for a period not to exceed ten years from the option grant date.

Compensation cost charged to operations was $29,316 and $22,644 for the years ended September 30, 2023 and 2022, respectively. Approximately $58,000 in stock-based compensation costs related to non-vested options outstanding at September 30, 2023 is expected to be recognized through 2026.

A summary of the Company's stock option activity and related information for the years ended September 30, 2023 and 2022 is as follows:

Options Outstanding	Options		Weighted Average Exercise Price	Weighted Average Remaning Contractual Life (in years)
Balance, September 30, 2021	244,250	$	1.70	8.11
Granted	119,824		1.75	
Exercised	-		-	
Forfeited/Cancelled	(129,500)		1.00	
Balance, September 30, 2022	234,574		1.64	7.09
Granted	-		-	
Exercised	-		-	
Forfeited/Cancelled	(64,750)		1.00	
Balance, September 30, 2023	169,824	$	1.71	6.08
Exercisable at September 30, 2023	88,343	$	1.67	7.88

6. Warrants

On May 10, 2019, the 2019 Warrant Plan ("Warrant Plan") was adopted by the Company's Board of Directors and approved by the shareholders. The Warrant Plan provides for the issuance of a total of up to 500,000 shares of common stock, subject to limitations whereby the warrants under the Warrant Plan may not exceed the number of shares that remain available for issuance under the Warrant Plan. The remaining shares available for issuance under the Warrant Plan total 112,808 shares.

The Warrant Plan provides for the grant of warrants to employees, outside directors, vendors or consultants selected by the Company to have an opportunity to acquire shares of the Company's common stock. The current warrants vest 20% upon the vesting commencement date, as defined in each stock warrant agreement, with an additional 20% of the shares vesting on each subsequent annual anniversary of the vesting commencement date until 100% of the shares granted are eligible for exercise. However, the vesting schedule of any future warrants is at the discretion of the Board of Directors, and therefore could have varying vesting schedules. The warrant price shall not be less than 100% of the fair market value of the common stock on grant date. Warrants granted under the Warrant Plan are exercisable for a period not to exceed ten years from the warrant grant date. The Company has accounted for the warrants as freestanding equity instruments under ASC 718, *Compensation-Stock Compensation*.

Pursuant to an Option-to-Warrant Conversion Agreement to certain employees, the Company converted 64,750 and 129,500 of fully vested stock options into warrants during the years ended September 30, 2023 and 2022, respectively. The converted option shares were cancelled and the individuals have no further rights to the benefits offered by such option shares. These warrants have terms pursuant to the Warrant Plan whose shares are otherwise vested in full on the date of grant. Stock compensation expense related to the stock options converted was already recognized by the Company in full within additional paid-in capital prior to conversion. No incremental expenses have been recorded upon conversion to warrants.

As of September 30, 2023 the Company had outstanding warrants exercisable for 387,192 shares of common stock as follows:

Options Outstanding	Options		Weighted Average Exercise Price	Weighted Average Remaning Contractual Life (in years)
Balance, September 30, 2021	244,250	$	1.70	8.11
Granted	119,824		1.75	
Exercised	-		-	
Forfeited/Cancelled	(129,500)		1.00	
Balance, September 30, 2022	234,574		1.64	7.09
Granted	-		-	
Exercised	-		-	
Forfeited/Cancelled	(64,750)		1.00	
Balance, September 30, 2023	169,824	$	1.71	6.08

7. Income Taxes

Income tax expense comprised of the following years ended September 30:

	2023	2022
Current		
Federal	$ -	$ -
State	159	150
Total current tax expense	159	150
Deferral		
Federal	-	-
State	-	-
Total deferred tax expense	-	-
Total tax expense	$ 159	$ 150

The components of net deferred tax assets and liabilities are as follows as of September 30:

	2023	2022
Net operating loss carryforwards	$ 1,792,488	$ 1,589,746
Capitalized research and development costs	111,055	
Research credit	17,452	
Stock compensation	30,117	
Property and equipment	2,488	
Accruals and reserves	1,361	341
Deferred tax assets	1,954,961	1,590,087
Property and equipment	-	(3,609)
Valuation allowance	(1,954,961)	(1,586,478)
Net deferred tax assets	$ -	$ -

The Company believes that based on a number of factors, there is sufficient uncertainty regarding the realizability of net deferred tax assets, which consist primarily of net operating loss carryforwards, such that a valuation allowance should be recorded. The net increase in the total valuation allowance for the years ended September 30, 2023 and 2022 was $368,483 and $372,109, respectively. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. As a result of this uncertainty and the more likely than not criteria discussed in ASC 740, *Income Taxes*, the Company has recorded a full valuation allowance on all deferred tax assets. At September 30, 2023, the Company has $6,817,462 of post-2017 federal net operating loss carryforwards that will carry forward indefinitely and state net operating loss carryforwards of $6,920,227 which will begin to expire in 2033. At September 30, 2023, the Company has federal research and development tax credits of $23,269 which begin to expire in 2038, if not utilized.

Utilization of net operating loss carryforwards and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

At September 30, 2023, the total amount of unrecognized tax benefits was $5,817. As of September 30, 2023, the Company did not accrue any interest and or penalties related to unrecognized tax benefits.

8. **Leases**

The Company leases an office building in Redmond, Oregon, which serves as the Company's headquarters. The current lease term was a 12-month lease that expired on September 30, 2023. The Company has subsequently extended the lease beginning in October 2023 and expiring September 30, 2025. Monthly rental payments under the lease will be approximately $3,200.

Short-term lease cost totaled $49,189 for the year ended September 30, 2023. The company had no variable lease costs during the year.

Relevant leasing information for the year ended September 30, 2022, which applied the accounting requirements of ASC 840, *Leases*, is as follows:

Rent expense for the year ended September 30, 2022 totaled $46,601. The estimated future minimum non-cancellable rental payments required related to the lease as of September 30, 2022 were as follows:

Year ending September 30, 2022	$ 34,086

9. **Contingencies**

The Company may be periodically involved in legal proceedings and claims in the ordinary course of business. Management does not believe they are a party to any legal proceedings that would be expected to have a material adverse effect on its financial position or results of operations.

10. Subsequent Events

The Company has evaluated subsequent events through January 18, 2024, the date the financial statements were available for issuance.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF TRIAGENICS

Imagine Eliminating Wisdom Teeth Extractions with a Non-Surgical Procedure!

TriAgenics is demonstrating the efficacy of our Zero3 Tooth Bud Ablation (TBA) product. We are pre-revenue and have completed pre-production prototype development. We are now scaling manufacturing of our Zero3 TBA product in preparation for applying to the FDA for ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



TriAgenics
Imagine eliminating wisdom teeth extractions
with a non-surgical procedure

$3,990,990.06 Raised

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION

REASONS TO INVEST

 TriAgenics has developed a solution to a significant problem in the dental industry. Our Zero3 TBA technology offers a minimally invasive, high-precision procedure that is designed to eliminate the need for wisdom teeth removal and the associated pain, cost, and recovery time.

 Total U.S. expenditures associated with extracting wisdom teeth and treating wisdom tooth problems are estimated to be more than $3 billion per year. We have calculated our Total Addressable Market (TAM) to be greater than $2.5 billion annually for Zero3 TBA products.*

 We have previously raised more than $7.5 million in capital, including Series A1 and A2 preferred stock offerings. TriAgenics has established a solid IP position that includes 13 U.S. patents and a growing number of international patents in Australia, Canada, and Mexico. Our founder is an experienced dentist who has successfully launched 3 startups, which are still in operation today. Our Zero3 TBA technology has grabbed the attention of many oral surgeons and pediatric specialists.

*The Total Addressable Market (TAM) calculations were done by TriAgenics based on publicly available data.

Get Equity
$3.00 Per Share

RAISED ⓘ	INVESTORS
$3,990,990.06	1,287

MIN INVEST ⓘ	VALUATION
$300	$33.87M

 **Most Momentum**
Top 15 in amount raised last 72 hours

 **Most Funded**
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

TEAM

 **Leigh Colby • President, CEO, Corporate Secretary, and Director**



From 1995 through 2015, Leigh was the founder, CEO, and sole shareholder of Oregon Dental Care, a successful group dental practice in Oregon that delivers high-quality patient care in a zero-defect operating environment. In late 2015, Oregon Dental Care …

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David Paul Watson • Director & Chief of Operations

Dave brings 25 years of leadership experience to the management team at TriAgenics, Inc. Dave worked for 15 years with IBM in Engineering, Manufacturing, and Product Development, where he held key technical and senior management positions, includin…

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John Joseph Chopack Jr • Board Member

John is VP Corporate Development for Neoss Ltd., a dental solutions company headquartered in Europe. He leads all external business development activities, including acquisitions and partnerships. …

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THE PITCH

TriAgenics has developed Zero3 TBA, a minimally invasive dental procedure designed for children ages 6-12 in order to prevent wisdom teeth from ever forming. All R&D is completed with 100% success in preventing tooth formation in animal studies. We are now preparing to apply for FDA 510(k) clearance. Assuming we receive clearance, we then plan to conduct human clinical trials in order to have specific safety data to present before going to market. Following FDA clearance, our goal is to enter the dental market with first sales in 2025. We have previously raised $7.5 million in capital and have established a solid IP position, including 13 U.S. patents and a growing number of international patents. Our founder is an experienced dentist who has successfully launched 3 startups in the past. Zero3 TBA technology has already garnered interest from oral surgeons and pediatric specialists.

TriAgenics' Zero3 TBA Technology Offers Surgery-Free Prevention of Wisdom Teeth

A Revolution In Dental Health*

We are designing a solution to **the problem of wisdom teeth** the smart way:

- → *no* stitches
- → *no* significant recovery time expected
- → *no* significant complications expected

*Based on animal studies

We've developed a surgery-free way to remove wisdom teeth by **preventing wisdom teeth from ever forming**

NO significant recovery time expected

100% success rate
in animal trials

Protected by **13 patents**

Fewer complications



TriAgenics has developed a technology called Zero3 TBA that has the potential to revolutionize how the dental industry treats wisdom teeth. Zero3 TBA is a minimally invasive procedure designed for kids ages 6-12 in order to prevent wisdom teeth from ever forming. Zero3 TBA will be quick and is expected to have no significant recovery time or significant complications. With a 100% success rate in animal trials, TriAgenics is working to obtain FDA clearance. Assuming that TriAgenics receives clearance, we then plan to conduct human clinical trials in order to have specific safety data to present before going to market. Following FDA clearance, our goal is to enter the dental market with first sales in 2025. Our business model is similar to Align Technology's clear braces. Licensed dentists will send TriAgenics their patients' x-rays and prescription for Zero3 TBA treatment. TriAgenics will then fabricate custom 3TBA guides and sell them to dentists for an estimated $350 per tooth bud treated.

THE PROBLEM & OUR SOLUTION ───────────────

Eliminating Wisdom Teeth With Zero3 TBA Technology



5 million people a year in the U.S. suffer from the financial & physical pain of wisdom teeth removal or treatment

→ Out of pocket costs

→ Invasive surgery

→ Painful recovery

Wisdom teeth removal can be **dangerous**

- Dry socket
- Bacterial infection
- Damage to teeth, nerves, jawbone, or sinuses



Patients underestimate recovery time after having all wisdom teeth extracted. On average, patients miss 2.5 days of work or school because the surgical procedure is highly invasive. When wisdom teeth are allowed to form, they are the most likely teeth to be impacted. This makes them prone to trapping food and bacteria, leading to repeated, expensive treatment later in life. More than 5 million patients in the U.S. spend over $3 billion annually on wisdom teeth extractions or treatments, and more than 80% of all wisdom teeth eventually need to be removed. Zero3 TBA has the potential to prevent the pain, cost, and recovery time associated with wisdom teeth extractions ([Source](#) | [Source](#)).

How It Works



Zero3 technology accurately positions the ablation process in the center of the tooth bud.



Zero3 technology controls the ablation process to gently warm the targeted tooth bud tissue from the center outwards. Doing so **induces molar agenesis** without significantly affecting adjacent tissues.



We believe Zero3 TBA will deliver better lifelong outcomes for the patient. This minimally invasive treatment is designed to prevent wisdom teeth from ever forming and it is expected to eliminate common complications following wisdom teeth extraction. The treatment takes just 60-90 seconds per tooth bud treated, with the overall procedure estimated at 30 minutes start to finish to treat four tooth buds on one child, and is designed to be easy for dentists to deliver.



Our Zero3 technology, is designed to
prevent wisdom teeth from ever forming*
*Based on animal studies
No significant recovery time expected
Minimal risk of infection
No potential for dry socket

THE MARKET & OUR TRACTION

A $2.5 Billion Market Opportunity With Our Advanced Technology

Wisdom Teeth
A *smart* market opportunity
$3 Billion
Annual U.S. wisdom teeth extraction and treatment market
$350
Estimated cost per tooth bud for TriAgenics Zero3 TBA kits
$2.5 Billion
Estimated U.S. TAM for Zero3 TBA products

Source

We estimate the total addressable market for TriAgenics' Zero3 TBA products to be more than $2.5 billion annually. U.S. consumers spend more than $3 billion every year for wisdom tooth extractions and treatment of secondary problems caused by wisdom teeth (Source). More than 80% of wisdom teeth are impacted or do not erupt normally, causing significant dental infections and pain (Source). More than 80% of all wisdom teeth will need to be removed.

In The Last 6 Months...



Preparing to file TriAgenics' 510(k) application with the FDA

IP position has become even stronger
Design of the disposable 3TBA handpiece is covered by our most recent patent

Manufacturing scale up has started
Including completing pre-production development of 3TBA generators and disposable 3TBA handpieces



We believe TriAgenics is on the brink of revolutionizing dental health with our Zero3 TBA technology. We aim to become the new standard of care for managing wisdom teeth within 10 years of our introduction. Zero3 TBA is a high-precision, minimally invasive procedure designed to eliminate the common complications associated with having wisdom teeth extracted, providing a safer and more effective alternative for kids and parents alike. The fully guided ablation cycle takes just 60 to 90 seconds per tooth bud treated (with the overall procedure estimated at 30 minutes start to finish for four tooth buds) and is designed to be easy for dentists to deliver. Zero3 TBA will be quick and is expected to have no significant recovery time or significant complications. Our founder is an experienced dentist who has successfully launched three startups in the past. We have received positive reactions from dentists, with oral surgeons and pediatric specialists contacting us to learn more about Zero3 TBA.

WHY INVEST

Disrupting the Wisdom Tooth Extraction Market

This has the potential to be **the revolution that dental health professionals have been waiting for**

Kids will no longer suffer from wisdom teeth removal

Parents are demanding a safer alternative for their kids

Dentists will experience increased revenues while delivering preventative care

Invest in disrupting the wisdom tooth extraction market, where the total addressable market is estimated to be more than $2.5 billion annually. With 93% of all teenagers forming at least one wisdom tooth and over 80% of all wisdom teeth needing to be extracted, the demand for wisdom tooth extractions is significant (Source). Our technology provides an alternative solution for the 5 million patients who spend over $3 billion annually for wisdom tooth extractions and treatment of wisdom tooth problems.

Join us as we work to revolutionize the dental industry and prevent wisdom teeth from ever forming.


We believe
Zero3 TBA will become the new standard of care for managing wisdom teeth within 10 years of introduction

ABOUT

HEADQUARTERS
525 SW Umatilla Ave, Suite 102
Redmond, OR 97756

WEBSITE
View Site

TriAgenics is demonstrating the efficacy of our Zero3 Tooth Bud Ablation (TBA) product. We are pre-revenue and have completed pre-production prototype development. We are now scaling manufacturing of our Zero3 TBA product in preparation for applying to the FDA for premarket clearance.

TERMS

TriAgenics

Overview

PRICE PER SHARE
$3

VALUATION
$33.87M

DEADLINE
Nov. 19, 2024 at 7:59 AM UTC

FUNDING GOAL
$10k - $5M

Breakdown

MIN INVESTMENT ⓘ **$300**	OFFERING TYPE **Equity**
MAX INVESTMENT ⓘ **$4,999,998**	ASSET TYPE **Preferred Stock**
MIN NUMBER OF SHARES OFFERED **3,333**	SHARES OFFERED **Series A-3 Preferred Stock**
MAX NUMBER OF SHARES OFFERED **1,666,666**	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds - Invest $25,000+ within the first 72 hours and receive 10% bonus shares

Early Bird Bonus - Invest $1,000 within the first two weeks and receive 5% bonus shares

Amount-Based:

$25,000+ | Tier 1 - Invest $25,000+ and receive 5% Bonus Shares.

$100,000+ | Tier 2 - Invest $100,000+ and receive 10% Bonus Shares.

Loyalty Bonus:

Existing shareholders of TriAgenics who have expressed interest in making an additional investment in this round and authorized TriAgenics to give their contact information to StartEngine will receive 10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Venture Club Bonus

TriAgenics, Inc. will offer 10% additional bonus shares for all investments committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-3 Preferred Stock at $3.00 / share, you will receive 110 Series A-3 Preferred Stock shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time-based and amount-based bonuses. Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

NEW UPDATES

08.18.24

Dentistry's Big Problem



WHAT IS YOUR OPINION ON TOOTH BUD ABLATION?

INVEST NOW

Many Dental Professionals Tell Us Our Treatment has the Potential to Address One of the Industry's Biggest Headaches

Friends, family, or perhaps even you have experienced pain caused by wisdom teeth -- but dental professionals also feel this pain, because they have few options available to treat these teeth. Doctors may recommend patients have their wisdom teeth pulled -- before problems occur -- or monitor and treat problems these teeth cause later in their patients' lives.

TriAgenics' Zero3 TBA is a preventive-care alternative, designed to eliminate complications caused by troublesome wisdom teeth.

This is your chance to join dental practitioners across the U.S. who believe TriAgenics' Zero3 TBA treatment is the next revolution in dental care.

Invest today.



PRESS

DrBicuspid.com

2024 must-know dental technique

View Article

Dr.Bicuspid.com

Surgery-free 3rd-molar treatment expected in 2024

View Article

Crowdscale

Investing in the end of wisdom tooth surgery

View Article

Securities.io

5 Best Companies Crowdfunding on StartEngine (May 2024)

View Article

Everyday Oral Surgery

Innovative Technology: TriAgenics' Progress with Third Molar Tooth Bud Ablation (with Dr. Leigh Colby)

View Article

Show More Press

ALL UPDATES

08.14.24

A New Standard in Dental Care



Avoid the Pain and Hassle of Wisdom Teeth Removal

*As demonstrated in animal studies. Not approved for human clinical use.

TriAgenics is Developing a Gentle, Preventive-Care Treatment for Kids that is Designed to Ensure Wisdom Teeth Never Form

Some people naturally do not form wisdom teeth. Unfortunately, most of us do -- and dental professionals commonly recommend these teeth be pulled.

The purpose of our Zero3 TBA treatment is to make certain your kids will never experience the pain and emotional distress associated with wisdom teeth extraction.

This is your opportunity to usher in a new standard of dental care.

REASONS TO INVEST IN TRIAGENICS

- The U.S. market alone is estimated to exceed **$2.5 billion annually**.
- TriAgenics holds **28 U.S. and international patents** that protect its treatment and technology.
- Dental professionals have taken notice and **many have invested**.

Claim your shares today.


Invest Here

08.10.24

Wisdom Teeth Removal is Worse for Women



Multiple studies have documented that complications are worse for women after having wisdom teeth removed. The incidence of painful infections and dry sockets is significantly higher and recovery time is longer.

A 2007 study published in the **Journal of the Canadian Dental Association** examined 327 patients who had 550 wisdom teeth removed. Researchers found the risk of painful dry socket and infections was **five**

times greater for women compared to men (10.2% vs 2.2%). The study also reported that women had longer recovery times due to pain.

A 2021 study in the **Journal of Evidence-Based Dental Practice** involved more than 6,000 patients who had more than 15,000 wisdom teeth removed. Researchers found that women in this sample had a **significantly higher occurrence of immediate and prolonged pain**, trismus (limited jaw movement), and swelling.

With your support, we can put an end to this suffering.

Join us today.



08.08.24

What is the Most Common Tooth Pulled?



Recent Research Affirms what Dental Professionals Already Know

A June 2024 study titled "[Is the third molar the most frequently extracted tooth?](#)" found that **wisdom teeth are the most common teeth extracted** in adults through the age of 80. Not only are 3rd molars the most common target for extraction, this study also notes that removal of these teeth are the most common dental procedure associated with malpractice claims.

Researchers reviewed more than 6,000 x-rays and determined that people ages 30 to 40 had 65% of their wisdom teeth removed. By age 70, patients had more than 90% of these problematic teeth extracted.

TriAgenics' mission is to provide a preventive-care treatment for kids that will ensure they will not form wisdom teeth, so parents can rest assured that their children will not suffer harm from these troublesome teeth.

Your investment in TriAgenics can help modernize wisdom teeth treatment. Invest today.



08.03.24

Have a headache?



Your wisdom teeth may be causing your headaches. Thankfully, there's a technology designed to prevent this from happening to younger people.

A quick search online and you will find numerous dentists discussing the association between wisdom teeth and headaches. Here's one example.

About 7% of the population naturally do not form wisdom teeth. These lucky individuals will never experience headaches caused by wisdom teeth.

TriAgenics' Zero3 TBA treatment is designed to eliminate the formation of wisdom teeth, so the possibility of a headache from these troublesome teeth will never happen.

We developed therapeutic tooth bud ablation treatment and technology to ensure every child can safely avoid all pain and suffering caused by wisdom teeth.

Claim your shares in TriAgenics and lead the way to a new era in preventive dentistry.



07.27.24

Industry Growth Ahead



Is the Pediatric Dental Field Expected to Grow? Experts Say Yes

The **American Academy of Pediatric Dentistry** (AAPD) predicts the number of pediatric dentists in the U.S. will grow by more than 60% within the next decade. This is particularly favorable news for TriAgenics and other companies that specialize in dental care for children.

Industry news organization Becker's Dental recently asked Barry Lyon, chief dental officer at Dental Care Alliance, how the pediatric dental field will change in coming years. Dr. Lyon cited three factors that support continued industry growth.

- Rural areas have an increase in the incidence of tooth decay and a shortage of dentists.
- Efforts to educate parents and pediatricians about children's oral health has been "spectacularly effective," and
- The Affordable Care Act gave dental benefits to as many as 8.7 million additional children, bringing demand for children's dentists to unprecedented levels.

Historically, the number of pediatric dentists practicing in the U.S. has almost doubled since 2001, Lyon said.

TriAgenics is uniquely poised to ride this wave of industry growth, because its Zero3 TBA treatment and technology products are specifically designed for children ages 6-12.

Now is an ideal time to invest in better dentistry for kids. Claim your shares in TriAgenics today.



07.24.24

Invest in the Future of Dental Care



Discover a new era of dental health with TriAgenics' advanced technology and treatment. We're setting new standards in preventive care.

- TriAgenics is revolutionizing dental care with its groundbreaking Zero3 TBA technology, offering a minimally invasive solution to prevent wisdom teeth formation.
- TriAgenics' pioneering approach is designed to prevent wisdom teeth complications and transform the landscape of dental health with a gentle, one-time treatment.

Embrace the future of dental care by investing in TriAgenics today.



07.21.24

Even Celebs and Superheroes have Wisdom Teeth Woes



Tom Holland Shares Hilarious Video After He Had His Wisdom Teeth Taken Out | Access Hollywood

Brad Pitt, Billie Eilish, Ryan Reynolds, and gymnast Simone Biles are among a long list of famous people who have had their wisdom teeth pulled as adults. A quick search on the web reveals numerous images and videos showing celebrities in recovery, following this traumatic procedure.

Without TriAgenics' Zero3 TBA treatment, not even superheroes can avoid wisdom teeth removal. Actor Tom Holland (AKA Spiderman) is a great example. His Instagram post following surgery shows fans how disorienting wisdom teeth extraction can be.

Our mission is to eliminate the need for painful extraction and to prevent the possibility for disease later in life. Let's make Zero3 TBA the new standard of care.

Invest in TriAgenics today.



07.16.24

It's All About Safety



Our Zero3 TBA Treatment is Designed to be Safer than Traditional Wisdom Teeth Removal

Removing wisdom teeth is a risky procedure! This is why more than 80% of all wisdom teeth are removed by oral surgery specialists.

Doctors normally administer anesthesia because wisdom teeth extraction is traumatic and painful. Bleeding, pain, and swelling are common following wisdom teeth removal. Many people also experience difficulty speaking, eating, and cleaning their mouths.

Recovery can take days and complications can significantly extend the time it takes to get back to normal. According to the Mayo Clinic, complications following wisdom teeth removal include:

- **Dry socket**, a painful condition that happens when a blood clot at the site of a tooth extraction does not form or comes out. During this time, patients may have to take pain medications for up to two weeks.

- **Infection** in the extraction socket, caused by bacteria or trapped food particles. This usually occurs around two weeks after teeth removal.
- **Damage to nearby teeth**, jawbone or sinuses.
- **Damage to nerves** and blood vessels.

TriAgenics' one-minute Zero3 TBA treatment has no potential for any of the above complications. Our patented treatment and technology bring wisdom teeth care into the modern age by preventing the growth of these troublesome teeth. No wisdom teeth. No risky surgery. No problems.

Get equity in safer dental care today.



07.11.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the TriAgenics offering. Here's an excerpt describing the specifics of the change:

> *Issuer is extending their campaign end date to September 16th, 2024 and is updating the Company Roadmap, Cash Flows, and Campaign Page sections.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

07.11.24

Shift is Coming


VALUE-BASED HEALTHCARE NETWORK
PATIENT
POST-ACUTE ALIGNMENT
POPULATION HEALTH MANAGEMENT
POPULATION HEALTH ANALYTICS
HOSPITAL
PHYSICIANS
HEALTH PLAN
H
HOSPITAL

The U.S. health care industry is undergoing a significant transformation from a fee-for-service model based on volume of services to a value-based model based on health care outcomes. Under a value-based model, providers are reimbursed for **the effectiveness** of the care they deliver rather than the number and types of procedures they perform.

TriAgenics' wisdom teeth preventive-care treatment aligns with this trend. Our Zero3 tooth bud ablation treatment ensures that young patients have ideal longterm dental health outcomes.

This is your opportunity to claim shares as dental care transforms. Get in now.


CLICK HERE

Show More Updates

REWARDS

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Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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JOIN THE DISCUSSION



What's on your mind?

0/2500

Barrington Carter
5 days ago

Absolutely thrilled to be part of the TriAgenics journey from the start!...

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 1   ↑ 0   ⚑

Leigh Colby
5 days ago

Barrington:
...

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↑ 0   ⚑

Garrick Thornton
2 months ago

is this treatment covered by insurance companies? If not now are you lobbying a relationship from them?

 2   ↑ 0   ⚑

Leigh Colby
2 months ago

Garrick:
...

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↑ 0   ⚑

**View 1 more reply**

 **Olivier Wullen**
2 months ago

Hi,
Dental insurance coverage will be crucial for general ...
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 1    0   

 **Judith Colby**
2 months ago

Olivier:
...
Show more

 0   

 **Lyra Marie Grochowski**
2 months ago

Hi! It was mentioned a while back that you would seek
an FDA approval this summer (was postponed from ...
Show more

 2    0   

 **Judith Colby**
2 months ago

Lyra:
...
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 0   

View 1 more reply

Glen MacLeod
2 months ago

Today's update "Preventive Care is Less Expensive" cites two articles that suggest removing wisdom teeth...

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 1    0

Judith Colby
2 months ago

TriAgenics' business model is based on the B2B2C model proven by Align Technology. One of TriAgenics' directors ...

Show more

 0

Richard Koch
3 months ago

Forge Global? How long will you be active there? Are you planning future raises on additional sites?

 0    0

Titus Polichnia
3 months ago

Looking forward to learning more about this opportunity, at Kingscrowd Demo day. As a parent I c...

Show more

 1    0

 **Leigh Colby**
3 months ago

Titus:
...
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 0

 **Glen MacLeod**
3 months ago

Congratulations on your technology. I believe it might eventually be adopted....
Show more

 1    0

 **Leigh Colby**
3 months ago

Glen:
...
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 0

 **Matthew Zambrello**
4 months ago

Can this also be applied to tooth buds with several millimeters of overlying bone? Ie - how is this applied ...
Show more

 1    0

 **Leigh Colby**
4 months ago

Mathew:
...
Show more

 0

 **Gregory Williams**
5 months ago

Tooth bud ablation must be precise according to
Triagenics. 5-8 mm is cited for the size of a bud. Wha...

Show more

 1    0

 **Leigh Colby**
5 months ago

Gregory:
...

Show more

 0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video:

Leigh:

Over 85% of all wisdom teeth will eventually need to be removed. Chances are, you already know that wisdom teeth extraction is inconvenient, expensive, and painful!

Triagenics has developed a surgery-free way to stop wisdom teeth from ever forming. We do this with a gentle, 1-minute treatment called Zero3 TBA.

With our first $7.5 million raised, we finished product development, and we experienced a 100% success rate at blocking tooth formation in our animal studies.

Every year, 10 million wisdom teeth are removed in the U.S. Not only does it cost around $500 per tooth, but the invasive surgery requires anesthesia, and results in an average of 2-3 days of absence from work or school.

Unfortunately, wisdom teeth that aren't removed often cause serious problems. More than 80% are impacted, they cause infection, and they cause damage to other teeth.

I was a practicing dentist for more than 25 years. This experience, combined with my roles as VP of business development at a medical technology company, as well as a founder of a high-tech company that was later acquired positioned me to develop a far better treatment option.

Our Zero3 TBA device works by gently warming the tooth bud from the center outwards with the same technology commonly used for removing tumors.

Kids ages 6-12 will be able to have this treatment right in their dentist's office with no general anesthesia, and no IV sedation. There are no incisions. No sutures. No bleeding. No painful recovery time. And no need for opioid prescriptions following Zero3 TBA.

Our kits will cost $350 per tooth bud.

Dr. Roderick:

I invested in Triagenics for two reasons: the concept is solid, we're avoiding surgery to remove a patient's wisdom teeth; and the people behind the concept are honest, straight-forward, and get the job done.

I see the 3TBA procedure as the standard of care moving forward for removal of wisdom teeth. It's a good time to invest in the company because we have had 100% successful trials and we're rapidly moving forward with those human trials this year.

Dr. Edna:

What Triagenics is doing is actually pretty miraculous. I'm very excited - I was telling my husband this morning, I said "when it comes to market, we are taking this small child and this small child, and we are - we are doing this"

Leigh:

Now we are raising funds for the next phase of our development. This year we aim to seek FDA approval, and scale up our manufacturing.

We have 13 U.S. patents and believe that we have an outright lock on this market in North America.

We believe we've solved one of dentistry's most long-standing problems by preventing these troublesome wisdom teeth from ever forming.

This is your opportunity to invest in a revolutionary technology that has the potential to disrupt an industry worth billions of dollars. Please join us by investing in Triagenics.

Science Explainer:

Zero3TBA is a high precision procedure. You take the 3TBA guide, gently seat it on the patient's teeth, then you take the disposable 3TBA micro-ablation probe. You press it until it stops. The center of the ablation probe is in the center of the toothbud. The dentist then delivers the thermal dose that gently warms the toothbud from the center outwards. Remove it, remove the guide. And that's it. It's a simple puncture, and the toothbud loses its ability to ever form a tooth. Zero3TBA has been demonstrated to be 100% effective in all our animal studies. We've done hundreds of micro ablations and in every single case the ablated wisdom tooth fails to form a tooth. Works

every time.



Patents Explainer:

The patents that we have in the U.S. cover the procedure, covers the technology - including the surgical guide that we produce. It also covers the micro-ablation technology that we've developed. Having these international patents is important because we'll be able to go into these countries - Canada, Mexico, Australia - with no competition. We list all of our U.S. and international patents on our website, so you can easily access them.



Day-Of-Procedure Explainer:

When they jump in the chair, the dentist gives them a little anesthetic so they feel no pain. Just like getting a one-surface-filling. The dentist seats the surgical guide, and the dentist will seat the disposable 3TBA probe into position, and deliver the thermal dose. The procedure is actually faster than getting a sealant or a one-surface filling. The reason we use custom 3TBA guides for each patient is that it allows us to safely position the disposable 3TBA handpiece in the center of the toothbud. And we do it with very high precision. That makes it really safe, simple, and really effective. The kids can jump in the chair, and be out of the chair in a matter of minutes. We expect that there will be no recovery time following this procedure.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:09 PM 11/22/2022
FILED 01:09 PM 11/22/2022
SR 20224082278 - File Number 6552258

SIXTH
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TRIAGENICS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

TriAgenics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **TriAgenics, Inc.** and that this corporation was incorporated pursuant to the General Corporation Law on September 22, 2017 under the name **TriAgenics, Inc.**

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is **TriAgenics, Inc.**

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that

MHD20210614A 1

this corporation is authorized to issue is Twenty-One Million Seven Hundred Fifty-Three Thousand Five Hundred Forty (21,753,540).

1.   Common Stock. The total number of shares of common stock authorized to be issued is Twelve Million Nine Hundred Fifty-Six Thousand Nine Hundred Ninety-One (12,956,991), par value $0.001 per share (the "Common Stock"), of which: (a) Twelve Million Nine Hundred Fifty-Five Thousand Nine Hundred Ninety-One (12,955,991) shares are designated as "Voting Common Stock" and (b) One Thousand (1,000) shares are designated as "Non-Voting Common Stock". The Voting Common Stock and the Non-Voting Common Stock are collectively referred to herein as the "Common Stock".

2.   Preferred Stock. The total number of shares of preferred stock authorized to be issued is Eight Million Seven Hundred Ninety-Six Thousand Five Hundred Forty-Nine (8,796,549), par value $0.001 per share (the "Preferred Stock"), of which: (a) Three Million Two Hundred Sixty Thousand Five Hundred Fifty-Eight (3,260,558) shares are designated as "Series A-1 Preferred Stock", (b) Three Million Eight Hundred Sixty-Nine Thousand Three Hundred Twenty-Four (3,869,324) shares are designated as "Series A-2 Preferred Stock", and (c) One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (1,666,667) shares are designated as "Series A-3 Preferred Stock". The Series A-1 Preferred Stock, the Series A-2 Preferred Stock, and the Series A-3 Preferred Stock are collectively referred to herein as the "Preferred Stock".

B.   Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1.   Dividend Provisions.

(a)   The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, at the applicable Dividend Rate (as defined in this Article IV(B), Section 1(a) below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this subsection 1(a), "Dividend Rate" shall mean (i) with respect to each share of Series A-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $0.08 per annum, (ii) with respect to each share of Series A-2 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $0.14 per annum, and (iii) with respect to each share of Series A-3 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $0.24 per annum.

(b)   After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Voting Common Stock at the then-effective conversion rate.

2.   Liquidation Preference.

(a)   In the event of any Liquidation Event (as defined in Article IV(B), Section 2(d)(i) below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, and on a *pari passu* basis among such series of Preferred Stock, an amount per share equal to the sum of the applicable Original Issue Price (as defined in this Article IV(B), Section 2(a) below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Article IV(B), Section 2(a). For purposes of this Certificate of Incorporation, "Original Issue Price" shall mean (i) with respect to each share of Series A-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $1.00, (ii) with respect to each share of Series A-2 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $1.75, and (iii) with respect to each share of Series A-3 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), $3,00.

(b)   Upon completion of the distribution required by Article IV(B), Section 2(a), all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)   Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Voting Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Voting Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Voting Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Voting Common Stock.

(d)   (i)   For purposes of this Article IV(B), Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then-outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale by the corporation of the shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii)   In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability covered by Article IV(B), Section 2(d)(ii)(B) below:

(1)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Article IV(B), Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then-outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(C)   The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Article IV(B), Section 6, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)   In the event the requirements of this Article IV(B), Section 2 are not complied with, this corporation shall forthwith either:

(A)   cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Article IV(B), Section 2 have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Article IV(B), Section 2(d)(iv) hereof.

(iv)   This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Article IV(B), Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law, such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then-outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e)   Allocation of Contingent Consideration. In the event of a deemed Liquidation Event pursuant to Article IV(B), Section 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with Article IV(B), Section 2(a) and Article IV(B), Section 2(b) as if the Initial Consideration were the only consideration payable in connection with such deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of this corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with Article IV(B), Section 2(a) and Article IV(B), Section 2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

        3.   Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

        4.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

        (a)   Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Voting Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection Article IV(B), Section 4(d).

        (b)   Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Voting Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $30,000,000 of proceeds, net of underwriting discounts and commissions, to this corporation (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) (each of the foregoing, an "Automatic Conversion").

        (c)   Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Voting Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Voting Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Voting Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert, irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Voting Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of Article IV(B), Section 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Voting Common Stock as of such date.

(d) <u>Conversion Price Adjustments of Preferred Stock for Splits and Combinations</u>. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event this corporation should, at any time or from time to time after the date upon which this Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "<u>Filing Date</u>"), fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "<u>Common Stock Equivalents</u>") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the applicable Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Voting Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents.

(ii) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the applicable Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, or assets (excluding cash dividends) or options or rights not referred to in Article IV(B), Section 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Voting Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Article IV(B), Section 4 or in Article IV(B), Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Voting Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g)   No Impairment. This corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Article IV(B), Section 6, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Article IV(B), Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(h)   No Fractional Shares and Certificate as to Adjustments.

(i)   No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock, and the aggregate number of shares of Voting Common Stock to be issued to particular stockholders shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the number of shares of Voting Common Stock issuable upon such conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B), Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Voting Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(i)   Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law, such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then-outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(j)   Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

5.   Voting Rights.

(a)   General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Voting Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in Article IV(B), Section 5(b) below with respect to the election of directors by the separate class vote of the holders of Voting Common Stock, shall be entitled to vote, together with holders of Voting Common Stock, with respect to any question upon which holders of Voting Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b)   Voting for the Election of Directors. As long as the outstanding shares of Preferred Stock owned or under the control of Inspiros Ventures I SPV-A, L.P. ("Inspiros"), either directly or through an affiliate, represent at least twenty percent (20%) of all outstanding shares of voting capital stock of the corporation (calculated on an as-converted-to-Voting-Common-Stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect two (2) directors of this corporation at any election of directors (the "Preferred Stock Directors"); provided that, if the outstanding shares of Preferred Stock owned or under the control of Inspiros shall at any time represent less than twenty percent (20%) of all outstanding shares of voting capital stock of the corporation but continue to represent at least fifteen percent (15%) of all outstanding shares of voting capital stock of the corporation (calculated on an as-converted-to-Voting-Common-Stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect one (1) director of the corporation at any election of directors (in such circumstance, such director shall be referred to as, the "Preferred Stock Director" and any reference to the Preferred Stock Directors herein shall mean the Preferred Stock Director singularly). The holders of Preferred Stock (voting as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect the Preferred Stock Directors.

As long as the outstanding shares owned or under the control of Leigh Colby represent at least twenty percent (20%) of all outstanding shares of voting capital stock of the corporation (calculated on an as-converted-to-Voting-Common-Stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect two (2) directors of this corporation at any election of directors (the "Common Stock Directors"); provided that, if the outstanding shares owned or under the control of Leigh Colby shall at any time represent less than twenty percent (20%) of all outstanding shares of voting capital stock of the corporation but continue to represent at least ten percent (10%) of all outstanding shares of voting capital stock of the corporation (calculated on an as-converted-to-Voting-Common-Stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect one (1) director of the corporation at any election of directors (in such circumstance, such director shall be referred to as, the "Common Stock Director" and any reference to the Common Stock Directors herein shall mean the Common Stock Director singularly). The holders of Voting Common Stock (voting as a single class) shall be entitled to elect the Common Stock Directors.

A "Joint Director" is any director not designated as a Preferred Stock Director or Common Stock Director. Joint Directors shall be nominated by majority approval of the Board. The holders of Preferred Stock and Voting Common Stock (voting together as a single class and not as separate series, and on an as-converted-to-Voting-Common-Stock basis) shall be entitled to elect the Joint Directors.

Notwithstanding the provisions of Sections 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6.   Protective Provisions. So long as the outstanding shares of Preferred Stock represent at least fifty percent (50%) of all outstanding shares of voting capital stock of the corporation (calculated on an as-converted-to-Voting-Common-Stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), take any action listed in subsections 6(a) through 6(k) below. Notwithstanding the foregoing, in the event an approval by vote or written consent results in a tie (i.e., the number of votes for approval equals the number of votes against approval), a majority vote of the Board of Directors shall allow such action to be approved.

(a)   consummate a Liquidation Event, or effect any other merger or consolidation or consent to any of the foregoing;

(b)   amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws;

(c)   increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Common Stock or Preferred Stock;

(d)   authorize, create or issue any equity security (including, without limitation, (i) any other security convertible into or exercisable for any such equity security or (ii) any unit of debt and equity securities) having a preference over, or being on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock designated in this Certificate of Incorporation;

(e)   (i) reclassify, alter or amend any existing security of this corporation that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements approved by the Board of Directors under which this corporation has the option to repurchase such shares at the lower of the original per share purchase price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) or then-fair-market-value thereof upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(g)   change the authorized number of or method of electing the directors of this corporation, provided that the authorized number of directors of this corporation may be increased to not more than seven (7) directors with the approval of the Board of Directors;

(h)   pay or declare any dividend on any shares of capital stock of this corporation;

(i)   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by this corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of this corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(j)   authorize, create or issue any debt security, or permit any subsidiary to take any such action with respect to any debt security, unless such debt security has been approved by the Board of Directors; or

(k)   issue any shares of Preferred Stock other than the authorized but unissued Series A-2 Preferred Stock or Series A-3 Preferred Stock.

7.   <u>Status of Converted Stock</u>. In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B), Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8.   <u>Notices</u>. Any notice required by the provisions of this Article IV(B), Section 8 to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) calendar days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon

such notice being provided by electronic transmission in a manner permitted by the General Corporation Law or (c) five (5) calendar days following such notice being provided in another manner then permitted by the General Corporation Law.

C.   Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Article IV(B), Section 2 hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. The holder of each share of Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law; provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. The holder of each share of Non-Voting Common Stock shall have no voting rights as to any matter upon which stockholders of this corporation are entitled to vote pursuant to this Certificate of Incorporation, this corporation's Bylaws, or the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Article IV(B), Section 6 hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot, unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XIII

A.   Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

B.   Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIII(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIII(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C.   Savings. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Sixth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Fifth Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Sixth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __12__ day of __October__, 2022.

TriAgenics, Inc.

_____
Signature

Leigh E. Colby
Name

Secretary
Title

FOURTH AMENDED AND RESTATED VOTING AGREEMENT

This **FOURTH AMENDED AND RESTATED VOTING AGREEMENT** (the "Agreement") is made as of July 26, 2022 by and among TRIAGENICS, INC., a Delaware corporation (the "Company"), the holders of the Company's Series A-1 Preferred Stock, par value $0.001 per share, the holders of the Company's Series A-2 Preferred Stock, par value $0.001 per share (collectively, with respect to the issuance of additional preferred stock duly authorized under the Certificate of Incorporation, (the "Preferred Stock"), listed on the Schedule of Investors attached as Schedule A hereto (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 11.8 or 11.9 below, the "Investors"), and the holders of the Company's Voting Common Stock, par value $0.001 per share (the "Voting Common Stock"), listed on the Schedule of Common Holders attached as Schedule B hereto (together with any subsequent stockholders, or any transferees, who become parties hereto as "Common Holders" pursuant to Sections 11.8 or 11.9 below, the "Common Holders"). The Investors and the Common Holders are individually referred to herein as a "Stockholder" (and, together with the Company, a "Party") and are collectively referred to herein as the "Stockholders" (and, together with the Company, the "Parties"). The Company's Board of Directors is referred to herein as the "Board."

RECITALS

WHEREAS, the original parties to this Agreement entered into that certain Voting Agreement dated January 23, 2018, which Voting Agreement was amended and restated on May 30, 2019 and February 14, 2020 (collectively, the "Prior Agreement"), and additional Stockholders have since become parties to the Prior Agreement; and

WHEREAS, the Company has authorized a series of Non-Voting Common Stock, which may be offered and sold to future investors; and

WHEREAS, the Company has also provided for (a) the designation of all presently issued and outstanding shares of Common Stock as Voting Common Stock and all presently outstanding options and warrants for Common Stock as options and warrants for Voting Common Stock, and (b) the designation of the shares of Common Stock into which the Preferred Stock is convertible, pursuant to the Company's Fifth Amended and Restated Certificate of Incorporation, as Voting Common Stock; and

WHEREAS, the Parties desire to amend and restate the Prior Agreement to provide flexibility for future potential fundraising rounds;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   <u>Agreement to Vote</u>. Each Stockholder, as a holder of Voting Common Stock and/or Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Voting Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired (including, without limitation any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities)

(hereinafter collectively referred to as the "Shares"), to hold all such Shares subject to, and to vote all such Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

2.   Voting Provisions Relating to the Board.

2.1   Board Size. Each Stockholder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Stockholder (or as to which such Stockholder has voting power) to ensure that the size of the Board shall be set and remain at five (5) directors; provided that the size of the Board size may be increased to not more than seven (7) directors with the approval of the Board; and provided further, that such Board size may be subsequently increased or decreased pursuant to an amendment of this Agreement in accordance with Section 11.5 hereof.

2.2   Election of Directors.

(a)   In any election of directors of the Company to elect the Common Directors, Stockholders holding shares of Voting Common Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Voting Common Stock then owned by them (or as to which they then have voting power) to elect directors nominated by Dr. Leigh Colby (the "Common Directors" and each, a "Common Director"). Dr. Leigh Colby shall have the right, but not the obligation, to be one of the Common Directors so long as Dr. Colby holds, directly or indirectly through an affiliate, at least ten percent (10%) of the issued and outstanding shares of voting capital stock of the Company (calculated on an as-converted-to-Voting-Common-Stock basis).

(b)   In any election of directors of the Company to elect the Preferred Directors, Stockholders holding shares of Preferred Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Preferred Stock then owned by them (or as to which they then have voting power) to elect directors nominated by Inspiros Ventures I SPV-A, L.P. ("Inspiros") (the "Preferred Directors" and each, a "Preferred Director").

(c)   A "Joint Director" is any director not designated as a Common Director or Preferred Director. In any election of directors of the Company to elect a Joint Director, the Stockholders shall each vote at any regular or special meeting of stockholders (or by written consent) all Shares then owned by them (or as to which they then have voting power) to elect any Joint Director nominated by majority approval of the Board.

(d)   In the event that Dr. Leigh Colby ceases to be the Chief Executive Officer of the Company, the Stockholders shall each vote at any regular or special meeting of stockholders (or by written consent) all Shares then owned by them (or as to which they then have voting power) to (i) increase the size of the Board to seven (7) directors, (ii) elect the Company's Chief Executive Officer, as appointed by the Board, to serve as a director (the "CEO Director"), and (iii) if there are not two (2) Joint Directors, elect additional Joint Directors not otherwise affiliated with any of the Parties or their affiliates who is nominated by majority approval of the Board. If for any reason the CEO Director shall cease to serve as the Company's Chief Executive Officer, Stockholders shall promptly vote their respective Shares (x) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board and

(y) to elect such person's replacement as Chief Executive Officer of the Company as appointed by the Board as the new CEO Director under this subsection 2.2(d).

(e)   In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein.

(f)   To the extent that the application of subsections 2.2(a) through 2.2(e) above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

2.3   Removal; Vacancies.

(a)   Any director of the Company may be removed from the Board in the manner allowed by law and the Certificate of Incorporation and Bylaws; provided, however, with respect to any director nominated pursuant to subsections 2.2(a), 2.2(b), 2.2(c) or 2.2(d) above, only upon the vote or written consent of the Stockholders (or other persons) entitled to nominate such director; provided, further, however, with respect to any director nominated pursuant to subsection 2.2(e) above, only upon the approval of the Board.

(b)   Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 2.2 above shall be filled pursuant to the provisions of Section 2.2; provided, however, that, if permitted by the Company's Bylaws, the Board may fill any vacancy as directed orally or in writing by the Stockholders entitled to nominate such director.

(c)   All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

3.   Vote to Increase Authorized Voting Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Voting Common Stock from time to time to ensure that there will be sufficient shares of Voting Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

4.   Drag Along Right; Sale Restriction.

4.1   Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a "Liquidation Event" as defined in the Certificate of Incorporation.

4.2   Actions to be Taken. In the event that (x) the Board, (y) the holders of a majority of all outstanding shares of Voting Common Stock held by the Common Holders, and (z) the holders of a majority of the outstanding shares of Preferred Stock (voting together as a single class and on an as-converted basis) (collectively, the "Requisite Parties") approve a Sale of the

Company, then each Stockholder hereby agrees with respect to all Shares which the Stockholder owns or over which the Stockholder otherwise exercises voting or dispositive authority:

(a)   in the event such transaction is to be brought to a vote at a stockholder meeting, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b)   to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(c)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(d)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties;

(e)   if the Sale of the Company is structured as a Stock Sale, to sell the same proportion of his, her or its Shares as is being sold by the Requisite Parties, and, except as permitted in Section 4.3 below, on the same terms and conditions as the Requisite Parties;

(f)   not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(g)   if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(h)   in the event that the Requisite Parties, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

4.3 Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 4.2 above in connection with any proposed Sale of the Company (the "Proposed Sale") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Stockholder's Shares, including, without limitation, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquiror and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency by which such Stockholder is subject or bound;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Certificate of Incorporation);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders, but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e)　upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation Event (assuming for this purpose that the Proposed Sale is a Liquidation Event) in accordance with the Certificate of Incorporation in effect immediately prior to the Proposed Sale (and all references in this Agreement to "Common Stock" mean, collectively, the Voting Common Stock and the Non-Voting Common Stock);

(f)　subject to subsection 4.3(e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of a series or class of capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such series or class of capital stock will be given the same option; provided, however, that nothing in this subsection 4.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; and

(g)　if such Stockholder is not an employee of the Company, such Stockholder is not required in connection with such Proposed Sale to agree to (i) any covenant not to compete with any party and/or (ii) any covenant not to solicit or hire customers, employees or suppliers of any party.

4.4　Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Liquidation Event).

5.　Legend on Share Certificates. Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

6. <u>Bad Actor Representations and Covenants</u>.

6.1 <u>Stockholder Bad Actor Status</u>. Each Stockholder hereby represents and warrants to the Company that, except as disclosed in writing to the Company, none of the "Bad Actor" disqualifying events described in Rule 506(d)(1)(i) - (viii) promulgated under the Securities Act of 1933, as amended (the "<u>Securities Act</u>") (which are excerpted in their current form on Exhibit C) (each, a "<u>Disqualification Event</u>"), is applicable to such Stockholder. Each Stockholder covenants to provide immediate written notice to the Company in the event that a Disqualification Event becomes applicable to such Stockholder as set forth in Rule 506(d) of Regulation D promulgated by the SEC, as amended from time to time. Each Stockholder covenants to provide such information to the Company as the Company may reasonably request in order to comply with the disclosure obligations set forth in Rule 506(e) of Regulation D promulgated by the SEC, as may be amended from time to time.

6.2 <u>Director Nominee Status</u>. Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby represents and warrants to the Company that, to such Party's knowledge, no Disqualification Event is applicable to such Stockholder's initial nominee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and which has been disclosed in writing to the Company. Any director nominee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "<u>Disqualified Nominee</u>". Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby covenants and agrees (a) not to nominate or participate in the nomination of any director nominee who, to such Party's knowledge, is a Disqualified Nominee and (b) that in the event such Party becomes aware that any individual previously nominated by any such Party is or has become a Disqualified Nominee, such Party shall as promptly as practicable take such actions as are necessary to remove such Disqualified Nominee from the Board and nominate a replacement nominee who is not a Disqualified Nominee.

7. <u>Covenant of the Company</u>. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company.

8. <u>No Liability for Election of Recommended Directors</u>. Neither any Party to this Agreement, nor any officer, director, stockholder, partner, member, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Board by virtue of such Party's execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

9. <u>Remedies</u>.

9.1 <u>Grant of Proxy and Power of Attorney; No Conflicting Agreements</u>. Each Stockholder hereby constitutes and appoints as the proxies of such Stockholder, and hereby grants a power of attorney, to (a) the President of the Company and (b) a stockholder or other person designated by the Board, and each of them, with full power and substitution, with respect to the matters set forth herein, and hereby authorizes each of them to represent and to vote, if and only if such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such

Stockholder's Shares in the manner provided in Sections 2, 3 and 4 hereof, and hereby authorizes each of them to take any action necessary to give effect to the provisions contained in Sections 2, 3 and 4 hereof. Each of the proxy and power of attorney granted in this Section 9.1 is given in consideration of the agreements and covenants of the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove such grant of proxy and power of attorney in accordance with Section 11.5 hereof. Each Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to such Stockholder's Shares and shall not hereafter, until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove this provision in accordance with Section 11.5 hereof, grant, or purport to grant, any other proxy or power of attorney with respect to such Shares, deposit any of such Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or power of attorney or give instructions with respect to the voting of any of such Shares, in each case, with respect to any of the matters set forth in this Agreement.

9.2 <u>Specific Enforcement</u>. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

9.3 <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

10. <u>Execution by the Company</u>. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by Section 5 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office. The Parties hereto do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 5 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement, as provided under this Section 10, shall not affect the validity or enforcement of this Agreement.

11. <u>Miscellaneous</u>.

11.1 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.2 <u>Notices</u>. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; or if not, then on the next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 11.2).

11.3   Term. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the consummation of the Company's sale of its Common Stock or other securities in a firm commitment underwritten public offering pursuant to a registration statement under the Act (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction), or (b) the consummation of a Liquidation Event, provided that in the event such Liquidation Event involves the sale, transfer or other disposition of all or substantially all of the Company's assets, this Agreement shall terminate upon the distribution of the consideration for such sale and all remaining assets to the Company's stockholders, provided, further, that the provisions of Section 4 hereof shall continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 4 with respect to such Sale of the Company.

11.4   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

11.5   Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the holders of a majority of the then-outstanding Shares held by the Common Holders and (c) the holders of a majority of the then-outstanding Shares held by the Investors. Notwithstanding the foregoing, (i) the provisions of Section 2.2(a) (and Section 2.3 in regards to Section 2.2(a)) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then-outstanding Shares held by the Common Holders, and (ii) the provisions of Section 2.2(b) (and Section 2.3 in regards to Section 2.2(b)) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Inspiros. Any amendment or waiver so effected shall be binding upon all the Parties hereto and all Parties' respective successors and permitted assigns, whether or not any such Party, successor or assign entered into or approved such amendment or waiver. Notwithstanding the foregoing:

(a)   this Agreement may not be amended or terminated, and the observance of any term of this Agreement may not be waived, with respect to the express rights and obligations herein of any Investor or Common Holder without the written consent of such Investor or Common Holder, unless such amendment, termination or waiver applies to the express rights and obligations herein of all Investors or Common Holders, as the case may be, in substantially the same fashion; and

(b)   the consent of the Common Holders shall not be required for any amendment or waiver if such amendment or waiver either (i) is not directly applicable to the express rights and obligations herein of the Common Holders hereunder; or (ii) does not adversely affect the express rights and obligations herein of the Common Holders in a manner that is different than the effect on the rights of the other parties hereto.

11.6   <u>Stock Splits, Stock Dividends and Recapitalizations</u>. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 5.

11.7   <u>Severability</u>. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.8   <u>Binding Effect on Transferees, Heirs, Successors and Assigns</u>. In addition to any restriction on transfer that may be imposed by any other agreement by which any Party hereto may be bound, this Agreement shall be binding upon the Parties and their respective transferees, heirs, successors and assigns; provided that for any such transfer to be deemed effective, the transferee shall have executed and delivered to the Company in advance an Adoption Agreement substantially in the form attached hereto as Exhibit A (the "<u>Adoption Agreement</u>"). The Company shall not record any transfer of Shares on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 11.8. Upon the execution and delivery of an Adoption Agreement by a transferee reasonably acceptable to the Company, such transferee shall be deemed to be a Party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages hereto and shall be deemed to be an Investor and Stockholder, or Common Holder and Stockholder, as applicable. By its execution hereof or of any Adoption Agreement, each of the Stockholders appoints the Company as its attorney-in-fact for the purpose of executing any Adoption Agreement which may be required to be delivered hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective transferees, heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.9   <u>Additional Parties</u>.

(a)   Notwithstanding Section 11.5, if the Company sells additional shares of the Company's Preferred Stock to any Person after the date of this Agreement, then the Company shall cause such Person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. No consent shall be necessary to add such Person as a signatory to this Agreement. The term "Person" shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

(b)   In the event that, after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person (other than to a purchaser of Preferred Stock described in Section 11.9(a) above), following which such person would hold Shares representing one percent (1%) or more of the Company's then- outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of all then-outstanding options, warrants or convertible securities (whether or not then exercisable or convertible) as outstanding), then (i) the Company shall cause such person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Common Holder and Stockholder hereunder and thereafter such person shall be deemed a Common Holder and Stockholder for all purposes under this Agreement and (ii) notwithstanding Section 11.5, no consent shall be necessary to add such person as a signatory to this Agreement. Notwithstanding the foregoing or anything to the contrary elsewhere in this Agreement, this Section 11.9(b) shall not apply to any Person who acquires shares of the Company's Non-Voting Common Stock.

11.10   Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Delaware, without regard to conflicts of law principles thereof.

11.11   Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof, and supersedes all other agreements of the Parties relating to the subject matter hereof and thereof.

11.12   Counterparts. This Agreement may be executed by electronic signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf) or other transmission method, including DocuSign, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.13   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

11.14   Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

11.15   Aggregation. All Shares held or acquired by a Stockholder and/or its affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

11.16 <u>Dispute Resolution</u>. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the foregoing courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

<u>WAIVER OF JURY TRIAL</u>: TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.17 <u>Spousal Consent</u>. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a Consent of Spouse in the form attached hereto as Exhibit B ("<u>Consent of Spouse</u>"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such Consent of Spouse shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the Parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his or her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions an obligations contained in this Agreement and agreeing and consenting to the same.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

COMPANY:

TriAgenics, Inc.



By:

Name: Leigh E. Colby

Title: President

Address: 525 SW Umatilla Avenue, Suite 102

Redmond, OR 97756

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTOR:

Inspiros Ventures I SPV-A, L.P.
By
Inspiros Ventures I SPV-A GP, LLC, its general partner



By: _____

Name: John Chopack, Jr.

Title: Managing Member

Address: c/o Inspiros Venture, LLC

                100 Connell Drive, Suite 2500

                Berkeley Heights, NJ 07922

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTOR:

Leigh E. Colby and Judith K. Colby, Trustees, of the Leigh E. Colby and Judith K. Colby Revocable Living Trust, under Agreement March 16, 2012

By: _____

Name: Leigh E. Colby

Title: Trustee

Address: 3758 Pine Canyon Drive

Eugene, OR 97405

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

COMMON HOLDER:

Leigh E. Colby and Judith K. Colby, Trustees, of the Leigh E. Colby and Judith K. Colby Revocable Living Trust, under Agreement March 16, 2012

By: _____

Name: _____Leigh E. Colby_____

Title: _____Trustee_____

Address: _____3758 Pine Canyon Drive_____

_____Eugene, OR 97405_____

_____

SCHEDULE A
of the Voting Agreement

INVESTORS

SCHEDULE B
of the Voting Agreement

COMMON HOLDERS

ADOPTION AGREEMENT

This Adoption Agreement ("Adoption Agreement") is executed by the undersigned (the "Holder") pursuant to the terms of that certain Fourth Amended and Restated Voting Agreement, dated as of July 26, 2022 (the "Agreement") by and among the Company and certain of its stockholders. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1. **Acknowledgment**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "Stock"), for one of the following reasons (Check the appropriate box):

☐   as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   as a transferee of Shares from a party in such party's capacity as a "Common Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Common Holder" and a "Stockholder" for all purposes of the Agreement.

☐   as a new Investor in accordance with Section 11.9(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   in accordance with Section 11.9(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Common Holder" and a "Stockholder" for all purposes of the Agreement.

2. **Agreement**. Holder (a) agrees that the Stock acquired by Holder shall be bound by and subject to the terms of the Agreement, and (b) hereby adopts the Agreement with the same force and effect as if Holder were originally a Party thereto.

3. **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address listed beside Holder's signature below.

This Adoption Agreement is hereby executed and effective as of the last date written below.

COMPANY:

Name and Address:

TriAgenics, Inc.

525 SW Umatilla, Ave, Suite 102

Redmond, OR

Telephone: _____

E-mail: _____

Execution:

_____
Signature

_____
Name

_____
Title

_____
Date

HOLDER:

Name and Address:

_____

_____

_____

_____

Telephone: _____

E-mail: _____

Execution:

_____
Signature

_____
Name

_____
Date

EXHIBIT B

<u>CONSENT OF SPOUSE</u>

I, _____, spouse of _____, acknowledge that I have read the Fourth Amended and Restated Voting Agreement, dated as of July 26, 2022 , to which this Consent of Spouse is attached as Exhibit B (the "<u>Agreement</u>"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Company (as defined in the Agreement) that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent of Spouse. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

_____
Signature

_____
Date

EXHIBIT C

RULE 506(D) BAD ACTOR REPRESENTATIONS

No Stockholder:

(i) Has been convicted, within ten years before such sale (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before such sale, that, at the time of such sale, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(A) At the time of such sale, bars the person from:

(1) Association with an entity regulated by such commission, authority, agency, or officer;

(2) Engaging in the business of securities, insurance or banking; or

(3) Engaging in savings association or credit union activities; or

(B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale;

(iv) Is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78 o (b) or 78 o -4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of such sale:

(A) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;

(B) Places limitations on the activities, functions or operations of such person; or

(C) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) Is subject to any order of the Commission entered within five years before such sale that, at the time of such sale, orders the person to cease and desist from committing or causing a violation or future violation of:

(A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933 (15 U.S.C. 77q(a)(1)), section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 (15 U.S.C. 78 o (c)(1)) and section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)), or any other rule or regulation thereunder; or

(B) Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).

(vi) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before such sale, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) Is subject to a United States Postal Service false representation order entered within five years before such sale, or is, at the time of such sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.